EXHIBIT D-11
112 FERC ¶ 61,011
UNITED STATES OF AMERICA
FEDERAL ENERGY REGULATORY COMMISSION

Before Commissioners:	Pat Wood, III, Chairman;
Nora Mead Brownell, Joseph T. Kelliher,
and Suedeen G. Kelly.

Exelon Corporation	Docket No. EC05-43-000
Public Service Enterprise Corporation, Inc.
ORDER AUTHORIZING MERGER UNDER SECTION 203 OF THE FEDERAL POWER ACT
(Issued July 1, 2005)
1. In this order, the Commission authorizes the merger of Exelon Corporation (Exelon) and Public Service Enterprise Group Incorporated (PSEG Holdings) (collectively, Applicants) to form Exelon Electric & Gas Corporation (EE&G). This order benefits customers because it ensures that the transaction, which includes mitigation of market effects through very substantial divestiture of generation, is consistent with the public interest, as required by section 203 of the Federal Power Act1 (FPA).
Background
     A. The Parties
2. Exelon is a registered holding company, under the Public Utility Holding Company Act of 1935 (PUHCA)2 that distributes electricity to approximately 5.1 million customers in Illinois and Pennsylvania through its subsidiaries, mainly Commonwealth Edison (ComEd) and PECO Energy (PECO). Through ComEd and PECO, it is the Provider of Last Resort (POLR) for customers who do not or cannot exercise retail choice for their electricity needs in Illinois and Pennsylvania, respectively. Exelon is also involved in gas distribution through PECO. The PECO gas facilities are local distribution facilities that are not interstate facilities and, therefore, are not subject to the

[1]	16 U.S.C. § 824(b) (2000).

[2]	15 U.S.C § 79 (2000).

Docket No. EC05-43-000	2
Commission’s jurisdiction under the Natural Gas Act.3 Exelon Generation Company, LLC (Exelon Generation) conducts Exelon’s generation business. Exelon Generation owns or controls generation assets throughout the country with a net capacity of approximately 33,000 MWs, including ownership interests in 11 nuclear generating stations.
3. PSEG Holdings is an exempt public utility holding company, under PUHCA, with four major subsidiaries, including Public Service Electric and Gas Company (PSE&G), which is a public utility company engaged in the transmission and distribution of electric energy and gas service to approximately 3.6 million customers, primarily in New Jersey. PSEG Holdings’ subsidiaries also include PSEG Power LLC, the parent company of most of PSEG’s United States power production business, PSEG Services Corporation, and PSEG Energy Holdings LLC, the parent company of PSEG’s other businesses.
4. Both Exelon and PSEG Holdings have transferred control of their transmission systems to the PJM Interconnection, LLC (PJM), a Commission approved Regional Transmission Organization (RTO). Both entities sell power under market-based rate authority.4
B. The Proposed Transaction
5. On February 4, 2005,5 Exelon and PSEG Holdings filed, under section 203 of the FPA and Part 33 of the Commission’s Regulations,6 an application for Commission approval of a transaction that includes: (1) Exelon’s acquisition of PSEG Holdings and the resulting indirect merger of Exelon’s and PSEG Holdings’ jurisdictional facilities; and (2) the internal restructuring and consolidation of Exelon’s and PSEG Holdings’ subsidiaries to establish an efficient corporate structure for EE&G.
6. PSEG Holdings would no longer have a separate corporate existence and would merge into Exelon, forming EE&G. PSEG Holdings’ shareholders would each receive 1.225 shares of Exelon common stock for each PSEG Holdings share held and cash in

[3]	Application at 7.

[4]	Exelon Generation Company, LLC, 93 FERC ¶ 61,140 (2000); PSEG Energy Resources & Trade, LLC, Unpublished Letter Order in Docket Nos. ER99-3151-002 and ER97-837-003 (June 16, 2003).

[5]	Applicants submitted an errata to their application on February 9, 2005.

[6]	18 C.F.R. § 33 (2004).

Docket No. EC05-43-000	3
lieu of any fraction of an Exelon share that a PSEG shareholder would have otherwise been entitled to receive. EE&G will remain the ultimate corporate parent of PECO and ComEd and other Exelon subsidiaries and will become the corporate parent of PSE&G and all other PSEG subsidiaries. EE&G will assume all of PSEG Holdings’ outstanding indebtedness.
7. EE&G will be a registered public utility holding company under PUHCA. ComEd, PECO and PSE&G will continue to operate franchised public utility companies.
8. In addition to merging jurisdictional assets, Applicants intend to revise their corporate structure. They plan to make PSE&G a direct subsidiary of Exelon Energy Delivery Company LLC and keep the subsidiaries of PSE&G intact. PSEG Energy Holdings LLC will become a direct subsidiary of EE&G and the subsidiaries of PSEG Holdings LLC will remain intact. The PSEG Services Corporation will sell all of its assets to Exelon Business Services Company, making Exelon Business Services Company the sole “service company” of EE&G. PSEG Power and its direct subsidiaries, PSEG Nuclear, PSEG Fossil and PSEG Energy Resources and Trade, would all become part of Exelon Generation, and their business functions would become part of their respective Exelon Generation business units. The subsidiaries owned by PSEG Power, PSEG Nuclear, PSEG Fossil and PSEG Energy Resources and Trade, will either be merged into Exelon Generation or kept as direct subsidiaries of Exelon Generation. The reorganization will not result in merchant affiliates that have market-based rate authority being moved back into the regulated companies of EE&G.
9. Applicants state that the proposed merger will benefit the public interest by providing an increased scale and scope of both energy delivery and generation, improved service and reliability, and a more balanced generation portfolio to serve over seven million electric customers and two million gas customers. Applicants’ further state that the proposed merger will lead to improved stability, higher capacity utilization rates and lower costs from combining the nuclear operations under Exelon’s experienced management.
C. Standard of Review under Section 203
10. Section 203(a) provides that the Commission must approve a merger if it finds that the consolidation “will be consistent with the public interest.”7 The Commission’s analysis under the Merger Policy Statement of whether a consolidation is consistent with the public interest generally involves consideration of three factors: (1) the effect on

[7]	Id.

Docket No. EC05-43-000	4
competition; (2) the effect on rates; and (3) the effect on regulation.8 As discussed below, we will approve the proposed merger as consistent with the public interest and find that it will not adversely affect competition, rates, or regulation.
1. Effect on Competition
a. Applicants’ Analysis of Horizontal Competitive Issues
11. Exelon retained Dr. William Hieronymus and PSEG Holdings retained Mr. Rodney Frame to analyze the effect of the merger on competition. Both witnesses identify three relevant products: non-firm energy, capacity, and ancillary services, across the geographic markets affected by the merger. Both witnesses conclude that, as mitigated, the merger will not harm competition.
i. Energy Markets
12. Dr. Hieronymus identifies four relevant geographic markets using the approach described by Appendix A of the Merger Policy Statement: Expanded PJM, PJM Pre-2004, PJM East, and Northern PSEG.9 In his analysis of non-firm energy markets, Dr. Hieronymus uses economic capacity and Available Economic Capacity, as defined in the Merger Policy Statement, as proxies to represent a supplier’s ability to participate in the

[8]	Inquiry Concerning the Commission’s Merger Policy Under the Federal Power Act: Policy Statement, Order No. 592, 61 Fed. Reg. 68,595 (1996), FERC Stats. & Regs., Regulations Preambles July 1996-December 2000 ¶ 31,044 (1996), reconsideration denied, Order No. 592-A, 62 Fed. Reg. 33,341 (1997), 79 FERC ¶ 61,321 (1997) (Merger Policy Statement); see also Revised Filing Requirements Under Part 33 of the Commission’s Regulations, Order No. 642, 65 Fed. Reg. 70,984 (2000), FERC Stats. & Regs., Regulations Preambles July 1996-December 2000 ¶ 31,111 (2000), order on reh’g, Order No. 642-A, 66 Fed. Reg. 16,121 (2001), 94 FERC ¶ 61,289 (2001) (Merger Filings Requirements Rule).

[9]	Expanded PJM is all of PJM including American Electric Power Service Corporation (AEP), Dayton Power and Light, and ComEd; PJM Pre-2004 is the portion of PJM consisting of the original PJM members in MAAC plus Allegheny Energy Supply Company, LLC (Allegheny); PJM-East is that part of PJM east of the Eastern Interface within PJM; and Northern PSEG is the portion of the PSE&G service territory in northeastern New Jersey. However, Dr. Hieronymus does not place Northern PSEG on par with the other three relevant markets.

Docket No. EC05-43-000	5
market.10 He uses the Delivered Price Test to evaluate the effect on competition in the relevant markets over 10 separate time periods: Super Peak, Peak and Off-Peak periods for Summer, Winter and Shoulder seasons, along with an extreme Summer Super Peak. Dr. Hieronymus uses a range of prices from $20 per megawatt hour (MWh) in the Shoulder Off-Peak to $250 per MWh in the extreme Summer Super Peak. He considers actual prices in the PJM markets during 2004, fuel prices in 2004, and forecast fuel prices for 2006, the test year for his analysis.11
13. In his analysis, Dr. Hieronymus presumes simultaneous import limits for imports into each geographic market based on a study conducted by PSE&G’s transmission engineering group. The simultaneous import limits in his analysis are 7,300 MW for PJM-East; 4,600 MW for PJM Pre-2004; and 7,500 MW for Expanded PJM. Dr. Hieronymus allocates scarce transmission availability on a pro rata basis.
14. Dr. Hieronymus states that Exelon has several long-term contracts that are relevant to the analysis. Exelon has long-term contracts to purchase the output of two coal-fired generating plants and approximately 3,600 MW of supply from peaking facilities, all in the ComEd service territory. Dr. Hieronymus assigns control of that capacity to Exelon. Exelon sells 400 MW of the output of the Clinton nuclear unit under a long-term contract, and Dr. Hieronymus assigns control of that capacity to the buyer. He states that PSE&G has sold a substantial amount of energy and capacity in the New Jersey Basic Generation Service auction. He assigns control of that capacity to PSE&G. He does, however, consider those commitments as part of PSE&G’s native load deduction in his analysis of Available Economic Capacity.
15. Without mitigation, Dr. Hieronymus reports failures of the Competitive Analysis Screen12 for economic capacity in all season/load conditions in PJM East, PJM Pre-2004, and Expanded PJM. For PJM-East, the screen failures are most severe, with post-merger market concentrations ranging from 2,057 to 2,492 on the Herfindahl-Hirschman Index (HHI) (indicating a highly concentrated market) and merger-related changes in HHI ranging from 848 to 1,067 HHI, all well above the 50 HHI screening threshold for highly

[10]	Each supplier’s “economic capacity” is the amount of capacity that could compete in the relevant market given market prices, running costs, and transmission availability. “Available Economic Capacity” is based on the same factors but subtracts the suppliers’ native load obligation from its capacity and adjusts transmission availability accordingly.

[11]	Hieronymus Testimony, Exhibit J-1, at 37.

[12]	Merger Policy Statement, Appendix A at 30,128 (Competitive Analysis Screen).

Docket No. EC05-43-000	6
concentrated markets. As stated in the Merger Policy Statement, for moderately concentrated markets (1000 = HHI < 1800), the screening threshold for the change in HHI is 100. For the PJM Pre-2004 and Expanded PJM markets, the post-merger HHIs indicate moderately concentrated markets, with merger-related increases in HHI ranging from 172 to 668 HHI, all above the 100 HHI screening threshold for moderately concentrated markets.
16. For the other markets that could be affected by the merger, Northern PSEG, Electric Reliability Counsel of Texas (ERCOT) and ISO New England, Inc. (ISO-NE), Dr. Hieronymus does not perform a complete competitive screen analysis, but explains why he thinks such an analysis is not necessary and why the merger will not harm competition in those markets.
17. For Northern PSEG, Dr. Hieronymus argues that because Exelon does not own any generation in that market, the merger will not harm competition. He states that when there are not binding transmission constraints for imports into Northern PSEG, the geographic boundaries of the market are at least as broad as PJM-East, and he states that Applicants’ proposed mitigation will offset any increase in market concentration in that market.13 He argues that when there are import constraints for Northern PSEG, it should be considered a separate market from PJM East. However, in that case, the merger will not increase the amount of capacity controlled by the merged firm or its incentive to withhold generation to raise prices, because Exelon does not own any capacity in Northern New Jersey, so there is no overlap between the Exelon and PSE&G’s generation capacity in that market. Despite his argument, Dr. Hieronymus does analyze Northern PSEG and shows screen failures due to some of Exelon’s capacity being included in the pro rata allocation of transmission availability. His analysis shows post-merger concentrations ranging from 2,750 to 7,288 HHI, with merger-related increases in concentration ranging from 99 to 204 HHI. He finds that divesting 100 MW of generating capacity in Northern PSEG would return market concentration levels to approximately the pre-merger levels, with the concentration increasing by less than 50 HHI for some load levels and falling in others. He states that if the Commission decides it is necessary to mitigate the screen failures, Applicants would divest sufficient generation in the Northern PSEG market as part of their overall divestiture plan.
18. Dr. Hieronymus argues that there is little overlap between Exelon and PSE&G’s generation assets in the ERCOT market. He states that Exelon owns or controls 3,651 MW of generation capacity, mostly in the North zone of ERCOT, while PSE&G owns 2,026 MW of affiliated generation capacity in the West and South zones. He argues that because Applicants’ capacity is in different zones within ERCOT, the only market that

[13]	Northern PSEG is a subset of PJM-East.

Docket No. EC05-43-000	7
could be affected by the merger is ERCOT as a whole. He states that Exelon and PSE&G’s capacity in ERCOT is less than five percent and 2.5 percent respectively, so the merger-related change in HHI would only be approximately 20 HHI, well under Commission’s screening threshold.14
19. For the ISO-NE market, Dr. Hieronymus also argues that, because Exelon’s and PSE&G’s generation is in different constrained regions, the smallest relevant market in which both Applicants’ generation would compete would be ISO-NE as a whole. He concludes that because Exelon and PSE&G control only two and three percent of the generation capacity in ISO-NE, combining such small market shares would not harm competition.15
20. PSE&G’s witness, Mr. Frame, also analyzes non-firm energy markets, using economic capacity and Available Economic Capacity to represent a supplier’s ability to participate in the market. Mr. Frame analyzes three geographic markets using the approach described by Appendix A of the Merger Policy Statement: Expanded PJM, PJM Pre-2004, PJM East. He uses the Delivered Price Test to analyze the effect of the merger on market concentration. Like Dr. Hieronymus, Mr. Frame uses ten season/load conditions. He uses a range of prices from $30 to $150 per MWh based on prevailing market-clearing prices in PJM over the last two years for the relevant season/load conditions. He allocates scarce transmission availability on a pro rata basis and imposes simultaneous imports limitations in his analysis. Mr. Frame states that he follows the Commission’s procedures by assigning control of generation under contract to the party that has operational control of the facility.
21. Mr. Frame’s results are consistent with those of Dr. Hieronymus. He reports screen failures in PJM-East and Pre-2004 PJM for all season/load conditions, and in Expanded PJM for most season/load conditions. For PJM-East, he reports post-merger

[14]	Dr. Hieronymus refers to the “2ab” change in HHI, which is derived from the difference between adding the squares of the pre-merger market shares of the two firms (a2 + b2), and squaring the combined firm’s post-merger market share ((a+b)[2] = (a2 + b2 + 2ab)). The term is commonly used in analyses of changes in market structure.

[15]	Dr. Hieronymus cites the Commission’s finding in USGen New England, Inc., 109 FERC ¶ 61,341 (2004), where the Commission approved the purchase of approximately 7 percent of the capacity in ISO-NE by a company that already controlled approximately 6 percent of the capacity in ISO-NE. A “2ab” analysis of combining Exelon’s and PSEG’s capacity in ISO-NE would lead to an increase of approximately 12 HHI, well below the screening thresholds of 50 HHI for highly concentrated markets and 100 HHI for moderately concentrated markets.

Docket No. EC05-43-000	8
concentrations ranging from 1,688 to 2,816 HHI, with merger-related changes in HHI ranging from 695 to 1,252 HHI, all well above the Commission’s screening thresholds. For Pre-2004 PJM, he reports post-merger concentrations ranging from 1,133 to 1,509 HHI, with merger-related changes in HHI ranging from 336 to 443 HHI, all well above the Commission’s screening thresholds. For Expanded PJM, he reports post-merger concentrations ranging from 919 to 1,197 HHI, with merger related changes in HHI ranging from 178 to 236 HHI, with six of the ten season/load conditions above the Commission’s screening thresholds.
22. Dr. Hieronymus also performs a Competitive Analysis Screen for Available Economic Capacity in Expanded PJM, PJM Pre-2004, PJM East, and Northern PSEG. However, he argues that Available Economic Capacity is not an accurate measure in PJM because utilities have been largely released from their native load obligations in states with retail choice programs; or serve as providers of last resort through power purchase agreements, or, in the case of New Jersey, through the Basic Generation Service auction. He reports screen failures in eight of the 10 season/load conditions in PJM East,16 all season/load conditions in PJM Pre-2004, and none of the season/load levels for Expanded PJM.
23. Mr. Frame also performs a Competitive Analysis Screen for Available Economic Capacity in Expanded PJM, PJM Pre-2004, and PJM East. He states that Available Economic Capacity is difficult to measure in PJM because native load obligations have changed in states with retail choice programs, standard offer services and Basic Generation Service auctions. He states that the purpose of his Available Economic Capacity analysis is to show that the mitigation offered to address the screen failures in the Economic Capacity analysis will mitigate any Available Economic Capacity screen violation. He states that he uses conservative assumptions for his Available Economic Capacity analysis and reports screen failures for most season/load conditions for those markets, all of which are eliminated by the mitigation.
24. Like Dr. Hieronymus, Mr. Frame argues that it is not necessary to analyze the effect of the merger on competition in the Northern New Jersey market because Exelon does not own any generation in that market. He does, however, analyze Northern New Jersey by starting with his analysis of the PJM East market, removing suppliers located in

[16]	Under the scenario where only the PECO and PSE&G loads are taken into account, there are no screen failures. However, when all PJM Pre-2004 loads are considered, there are screen failures in all seasons. According to Dr. Hieronymus, this assumption is not critical to the outcome of his analysis because the mitigation for the screen failures in economic capacity more than offsets the increases in concentration in Available Economic Capacity under either assumption.

Docket No. EC05-43-000	9
Northern New Jersey, and then allocating the import capability into Northern New Jersey among the PJM East suppliers.17 He states that based on his analysis, divesting approximately 100 MW of generation capacity, including at least 80 MW of coal-fired capacity within Northern New Jersey, would eliminate any screen violations in the Northern New Jersey Market.
ii. Mitigation for identified screen failures
25. Applicants propose mitigation to address the harm to competition indicated by the screen failures. First, they propose divesting 2,900 MW of generation capacity in PJM-East in order to eliminate the peak and super-peak screen failures described above. The 2,900 MW would consist of 1,000 MW of peaking generation and 1,900 MW of mid-merit generation, of which at least 550 MW would be coal-fired capacity. They state that no more than half of the 2,900 MW would be sold to a single buyer and that no capacity would be sold to a market participant with a greater than five percent market share in PJM-East or Expanded PJM (original Buyer Restrictions).18 Applicants note that they have not yet identified the specific generation units that they intend to divest. They do, however, list those generating units that will be considered for divestiture.19 Applicants also state they will make a compliance filing showing the effect on market concentration given the actual divestitures.
26. Applicants originally committed to complete the divestiture within 18 months after the date of merger consummation, but later committed to complete the divestiture within 12 months.20 They recognize that the Commission requires that interim mitigation for any merger-related harm to competition be in place at the time of merger consummation. Accordingly, they propose that within 30 days following the end of the month in which the merger closes, they will sell the rights to 2,900 MW of energy and capacity from

[17]	Frame Testimony at 39-40.

[18]	Applicants’ original commitment was designed to ensure that the divestiture will reduce market concentration enough to eliminate the harm to competition indicated by the screen failures. If, for example, the capacity were sold to an existing market participant with a large market share, or if all of the capacity were sold to a single buyer, the divestiture would not restore market concentration to a level close to the pre-merger concentration. Applicants subsequently revised their mitigation proposal, eliminating most of the Buyer Restrictions.

[19]	Application, Exhibit J-12.

[20]	Answer at 47.

Docket No. EC05-43-000	10
designated coal, mid-merit and peaking facilities in PJM—East. 21 As with the permanent mitigation, they state that no more than half of the 2,900 MW would be sold to a single buyer and that no capacity would be sold to a market participant with a greater than five percent market share in PJM-East of Expanded PJM. The interim contracts will have a minimum term of one month and will be in effect for no longer than 18 months after merger consummation. Applicants explain that the purchasers of the interim capacity and energy will acquire all of the Unforced Capacity associated with the units, and full dispatch unit and offering rights, including the right to call for market-based ancillary services, thus enabling the purchaser to offer the units into the PJM capacity, energy and ancillary services markets.22
27. Applicants propose a “virtual divestiture” to address the Appendix A screen failures for the off-peak periods. They will sell long-term energy rights from nuclear baseload units.23 They state that the virtual divestiture will remove any merger-related increase in Applicants’ ability or incentive to withhold baseload energy in order to exercise market power. Applicants propose virtually divesting 2,250 MW of energy from nuclear units located in PJM-East in order to address the screen failures in that market.24 They note that Dr. Hieronymus’ analysis shows that an additional divestiture of 200 MW of capacity in the larger Pre-2004 PJM market is also required and, accordingly, they will virtually divest another 200 MW of baseload nuclear energy in the larger, Pre-2004 PJM market.
28. Applicants state that the virtual divestiture will take one of two forms: (1) a firm sales contract expiring no earlier than 15 years after the date of the merger consummation (Long-Term Contract Option); or (2) an annual auction of 3-year entitlements to baseload energy, in 25 MW blocks. Applicants state that the auction process will be administered

[21]	Application at 34.

[22]	Cassidy testimony at 6.

[23]	The energy sales are not meant to address the identified screen failures in the capacity markets; rather, they target the off-peak energy screen failures described above. Applicants have provided a separate mitigation plan for capacity markets, which is described later in this order.

[24]	Exelon’s witness, Dr. Hieronymus, identified the need to divest 2,400 MW of baseload capacity in order to restore competition in PJM-East. Applicants argue that “virtually” divesting 2,250 MW on a 100 percent load factor basis is the “energy equivalent” of selling 2,400 MW of capacity operating at Exelon’s historical capacity factor of 93 percent. Application at 24.

Docket No. EC05-43-000	11
by an independent auction manager in order to ensure a transparent and objective auction process.25 The sum of the baseload energy entitlements sold under the two options will be 2,450 MW (Baseload Mitigation Amount), unless, as described below, the Baseload Mitigation Amount needed to mitigate harm is reduced by other structural mitigation measures. In addition, no single purchaser will be allowed to purchase more than 50 percent of the Baseload Mitigation Amount.
29. Applicants state that under the Long-Term Contract Option, they will sell entitlements to PJM East baseload nuclear energy for terms of at least 15 years in return for cash or similar rights to energy taken for delivery outside of PJM (Energy Swap). Applicants originally committed to the divestiture restrictions regarding the potential purchasers under the Long-Term Contract Option, and, additionally, committed that they will not sell more that 25 percent of the Baseload Mitigation Amount to market participants owning three to five percent of the installed generation capacity in Expanded PJM or PJM East.26
30. Applicants state that, under the auction option, the auctions will be held to coincide with the New Jersey Basic Generation Service auctions. The product to be auctioned will be a three-year obligation to take 25 MW of “7 x 24” energy. In the first year, the auction will be phased in by selling one third of the capacity for a one-year term, one third of the capacity for a two-year term, and one third of the capacity for a three-year term. In subsequent years, one third of the capacity will be sold for a three-year term.27

[25]	Cassidy Testimony at14.

[26]	Applicants argue that this additional condition is to ensure that the virtual divesture will sufficiently mitigate the harm to competition indicated by the off-peak screen failures.

[27]	As constructed, the Auction Amount will be under contract at all times. For example, assuming the Auction Amount were 1,500 MW in the first year (in that case 2,250 MW minus 750 MW under the Long-Term Contract Option), 500 MW would be under one-year contracts, 500 MWs would be under the first year of two-year contracts, and 500 MWs would be under the first year of three-year contracts. In the second year, 500 MWs would be under the second year of two-year contracts, 500 MW would be under the second year of three-year contracts, and the 500 MWs that expired under the initial one-year contracts would be in the first year of new, three-year contracts. So each year, one third of the existing contracts expire and are replaced by new three-year contracts.

Docket No. EC05-43-000	12
31. Dr. Hieronymus analyzes the effect of the merger, given Applicants’ proposed mitigation, and finds that the merger would not harm competition. For PJM-East, the merger-related changes in concentration range from falling by 101 HHI in the Winter Peak period to rising by 63 HHI in the Winter Super Peak period. The post-merger and mitigation markets are moderately concentrated for all season/load conditions, with the change in market concentration falling within the Commission’s tolerance for all periods. For PJM Pre-2004 and PJM Expanded, with mitigation, the markets are moderately concentrated in 14 of the 20 total season/load conditions and unconcentrated in the other 6 season/load conditions. With exception of one season/load condition in each market, all of the changes in concentration are within the Commission’s tolerances. Dr. Hieronymus concludes that Applicants’ proposed mitigation eliminates any harm to competition indicated by the screen failures in his analysis of economic capacity. In addition, the proposed mitigation would reduce market concentration below the pre-merger level in the three PJM markets in all season/load conditions for Available Economic Capacity. Therefore, he also concludes that the proposed mitigation eliminates any harm to competition indicated by the screen failures in his analysis of Available Economic Capacity.
32. Mr. Frame also finds that the proposed mitigation would eliminate the harm to competition in energy markets indicated by the screen failures in economic and Available Economic Capacity. Mr. Frame finds that the proposed mitigation would reduce market concentration below the pre-merger level in the three PJM markets in virtually all season/load condition for Available Economic Capacity. For economic capacity, he finds that the post-merger and mitigation markets will be moderately concentrated for 15 of the 30 season/load condition in the three PJM market scenarios and unconcentrated for the other 15 season/load conditions, with all changes in HHI falling within the Commission’s tolerance levels.
Notice of Filing and Pleadings
33. Notice of Applicants’ filing was published in the Federal Register,28 with interventions and protests due on or before April 11, 2005. Numerous parties filed motions to intervene.29 The Pennsylvania Public Utility Commission, the New Jersey

[28]	70 Fed. Reg. 8,355 (2005).

[29]	NRG Power Marketing, Inc., Arthur Kill Power, LLC, Astoria Gas Turbine Power, LLC, Vienna Power, LLC, and Indian River Power LLC (collectively NRG Companies); Dynegy Power Corp. (Dynegy); Consolidated Edison Company of New York (ConEd NY); Reliant Energy, Inc. (Reliant); Amerada Hess Corporation (Hess); New Athens Generating Company (New Athens); Strategic Energy, LLC (Strategic); LS
(continued...)

Docket No. EC05-43-000	13
Board of Public Utilities and the Illinois Commerce Commission filed notices of intervention. Additionally, several parties filed motions to intervene and protests and some parties file motions to intervene and comments30. Allegheny Electric Cooperative,

Power Associates, LP (LS Power); Constellation Energy Commodities Group, Inc. (CCG), together with Constellation Generation Group, LLC (CGG), and Constellation NewEnergy, Inc. (CNE) (collectively, Constellation); American Electric Power Service Corporation (AEP); Wisconsin Electric Power Company (Wisconsin Electric); East Coast Power LLC (ECP); New Jersey Large Energy Users Coalition (NJLUPC); Mid-Atlantic Power Supply Association (MAPSA); UGI Development Company (UGID); and TXU Portfolio Management Company (d/b/a TXU Wholesale Markets) (TXU).

[30]	Protests and motions to intervene were received by Ameren Services Company, who later filed a motion to withdraw their protests but not their motion to intervene; the Maryland Office of the People’s Counsel (Office of the People’s Counsel); New Jersey Division of the Ratepayer Advocate (Division of the Ratepayer Advocate); National Railroad Passenger Corporation (Amtrak); PJM Industrial Consumers Coalition (Coalition) and Philadelphia Area Industrial Energy Users Group (Energy Users Group); Hoosier Energy Rural Electric Cooperative, Inc. (Hoosier); Direct Energy Services (Direct Energy); Dominion Energy, Inc. (Dominion); City of Dowagiac, Michigan (Dowagiac); Environmental Law and Policy Center; Pennsylvania Office of the Consumer Advocate (POCA); American Public Power Association (APPA) and the National Rural Electric Cooperative Association (NRECA); Midwest Generation, LLC (Midwest Generation); Citizen Power, with the Energy Justice Network, the Illinois Public Interest Research Group, New Jersey Citizen Action, the New Jersey Public Interest Research Group, the Pennsylvania Public Interest Research Group, Public Citizen’s Energy Program, and Three Mile Island Alert (collectively, Citizen Power et al.); FirstEnergy Service Company, with Pennsylvania Electric Company, Metropolitan Edison Company; Jersey Central Power & Light Company, and FirstEnergy Solutions Corporation (collectively, FirstEnergy); Pepco Holdings Inc., with Potomac Electric Power Company, Delmarva Power & Light Company, Atlantic City Electric Company, Conectiv Energy Supply, Inc., and Pepco Energy Services, Inc. (collectively, PHI Companies), who later filed a Notice of Conditional Support; PPL Electric Utilities Corporation, with PPL Energy Plus, LLC, PPL Brunner Island, LLC, PPL Holtwood, LLC, PPL Martins Creek, LLC, PPL Montour, LLC, PPL Susquehanna, LLC, and Lower Mount Bethel Energy, LLC (collectively, PPL Companies); the Office of the Attorney General for the State of Illinois; NiSource Inc. (NiSource); Philadelphia Gas Works and
(continued...)

Docket No. EC05-43-000	14
Inc. (Allegheny Electric), Indiana Utility Regulatory Commission, and H-P Energy Resources LLC each filed motions to intervene out-of-time.
34. Three individuals31 filed comments in this proceeding expressing concerns about the proposed merger and the effect it would have on individual consumers and the future energy markets. We find that the issues raised by the individual commentors are outside the scope of this proceeding.
A. Protests
35. Protestors state claims of factual errors in Applicants’ analyses: (1) Hoosier contends that Dr. Hieronymus understated the amount of generation controlled by Applicants when developing the Competitive Analysis Screen because he failed to include a 200 MW power purchase agreement between PECO and Hoosier in 2006; (2) the PHI Companies state that Conectiv Energy Services, Inc. only controls 2,595 MW of generating capacity in PJM East rather than the 4,800 MW used in Applicants’ analyses; (3) the analyses should have included the PPL Companies recently-completed 600 MW Lower Mount Bethel combined cycle facility; and (4) the analyses failed to account for Dominion’s native load obligation in the calculation of Available Economic Capacity. Some protestors, including the PHI Companies, argue that given the material issues of fact raised by inaccuracies in Applicants’ analysis, a hearing is necessary.
36. A number of protestors argue that Applicants have not analyzed all of the geographic markets that will be affected by the merger. The POCA argues that Dr. Hieronymus and Mr. Frame understated the extent of market concentration resulting from the proposed merger and that it is unclear whether Applicants analyzed all relevant load pockets and geographic markets, especially the Northern New Jersey load pocket.
37. Protestors argue that Dr. Hieronymus failed to analyze the merger’s effect on markets in PJM other than PJM- East, PJM Pre-2004, and PJM-Expanded.

the City of Philadelphia (collectively, City of Philadelphia); and H-P Energy Resources, LLC (H-P Energy). Comments were filed by the American Antitrust Institute (AAI); Williams Power Company (Williams); and the New Jersey Board of Public Utilities (NJBPU).

[31]	William E. Cleary and Kevin B. Carr filed comments in this docket. We also received an unsigned filing that ends with the term “the insider.”

Docket No. EC05-43-000	15
38. Environmental Law and Policy Center is concerned about the effects that the proposed merger would have on market power in the Midwest ISO markets and its effect on the interconnection between the Midwest ISO and the PJM markets.
39. FirstEnergy, through its expert, Ms. Julia Frayer, argues that Applicants’ Appendix A analysis underestimates the Applicants’ combined post-merger market power, understates the ` levels in the relevant PJM markets and leads to Applicants’ proposal of inadequate mitigation. Ms. Frayer specifically questions Dr. Hieronymus’ fuel price and market price assumptions. She performs an alternative analysis showing higher concentration levels and merger-related changes in concentration, and, thus, higher amounts of capacity needing to be divested. Other protestors, including the New Jersey Advocate, question assumptions in Dr. Hieronymus’ analysis and argue that he should have performed tests of sensitivity of his results to changes in the underlying assumptions. They conclude that a hearing is necessary to determine the accuracy of his assumptions and any effects on his results.
40. FirstEnergy argues that Applicants overestimate the entry of new generation and underestimate the retirement of old generation, thus overstating the degree of competition in PJM and understating the merger’s effect on competition. Ms. Frayer argues that when Dr. Hieronymus’s erroneous assumptions regarding entry and exit (along with other assumptions she questions) are corrected, post-merger concentration levels are as high as 2,818 HHI, calling for up to 900 MW more capacity to be divested in order to mitigate the harm to competition.
41. Hoosier also raises questions regarding the model that Applicants used to perform the Competitive Analysis Screen. It states that Applicants should be required to submit studies regarding the effect the increased consolidation of suppliers as a result of the proposed merger would have on market power concentration in PJM and other affected markets. Hoosier specifically questions Dr. Hieronymus’ use of a pro-rata allocation of scarce transmission availability rather than an economic allocation, which it asserts is more accurate and which would result in greater merger-related changes in market concentration and thus a need for a larger amount of generation divestiture. Hoosier argues that if the Commission does not reject the application outright, then the Commission should establish an evidentiary hearing to address the issues of fact raised by the proposed merger. The PPL Companies also protest the lack of support for Applicants’ use of the ‘squeeze down’32 method to allocate imports into the relevant PJM

[32]	Under the “squeeze down” allocation method, shares of available transmission are allocated at each interface, diluting as they get closer to the destination market. When there is competing economic supply to get through a constrained transmission interface into a control area, the transmission capability is allocated to the suppliers in proportion
(continued...)

Docket No. EC05-43-000	16
markets and the failure to address the effect of Applicants’ Financial Transmission Rights on transmission capacity in the affected markets.
42. The PHI Companies question the value of Applicants’ Available Economic Capacity analysis because state-level restructuring is at different stages in the various PJM states. Thus, the deduction for native load obligations used in Available Economic Capacity analysis does not accurately reflect competitive conditions in the various PJM geographic markets analyzed by Dr. Hieronymus. The PHI Companies also argue that the native load deduction in Dr. Hieronymus’s Available Economic Capacity analysis is incorrect because it imputes PECO’s provider of last resort obligations to PECO’s affiliated generating companies, which violates the Commission’s policy requiring regulated, load-serving companies to stand at arm’s length from their marketing affiliates. In addition, PPL’s witness, Dr. Kalt, argues that although Available Economic Capacity analysis in PJM East is “not straightforward,” there is sufficient data on buyer and seller transactions in New Jersey to develop a more refined analysis that would ensure that Applicants’ proposed divestitures will pass the Competitive Analysis Screen for Available Economic Capacity. He concludes that by failing to satisfy the Commission’s requirements and not properly analyzing Available Economic Capacity, Applicants may have substantially underestimated post-merger concentration levels in both PJM East and PJM Pre-2004.33
43. Some intervenors argue that the merger will increase Applicants’ ability to exercise market power through strategic bidding and that Applicants have not sufficiently analyzed the merger’s effect on strategic bidding in the relevant markets. Furthermore, the New Jersey Division of the Ratepayer Advocate (Division of the Ratepayer Advocate) states that the Competitive Screen Analysis submitted by Applicants raises several questions. It argues that data published by PJM shows that the PJM East markets are substantially more concentrated than Applicants’ analysis suggests and that the Applicants’ methodologies might not detect certain market power problems, such as strategic bidding concerns. The Division of the Ratepayer Advocate also argues that the mitigation measures proposed by Applicants do not adequately address the market power problems created by the proposed merger. In addition, POCA argues that Applicants have not analyzed the potential for strategic bidding or other actions that could increase prices in the PJM market.

to the amount of economic capacity each supplier has outside of the interface. Application, Exhibit J-4 at 10-11.

[33]	Kalt Testimony at 30-31.

Docket No. EC05-43-000	17
44. Direct Energy argues that Applicants’ market power analysis significantly understates Applicants’ potential market power after the merger. Direct Energy’s expert witness, Dr. Andrew Kleit, argues that the merger significantly enhances the merged firms’ ability to unilaterally exercise market power by withholding output of key generation resources along the market supply curve. Dr. Kleit compares Applicants’ post-merger costs of withholding output (foregone revenue) to the benefits (higher prices), and finds that the benefits of withholding the output of peaking facilities are significantly enhanced by the merger. Dr. Kleit concludes that the merger enhances the incentive of the merged firm to exercise market power through withholding of output from peaking facilities. He recommends that the Commission analyze the costs and benefits of withholding from each of the merged firm’s peaking facilities.
45. Some parties argue that the Commission does not apply the Competitive Analysis Screen as a bright line test and that the Applicants, by proposing mitigation specifically designed to restore the concentration level to within the screens’ tolerances, have misinterpreted the Commission’s merger policy. For example, the PPL Companies argue that tools such as market share and HHI screens “provide only the starting point” for assessing the competitive implications of a merger.34 They argue that the issue is whether the divesture will result in a market structure that is sufficiently competitive, not whether a particular HHI level is achieved.
46. A number of parties protest Applicants’ proposed Buyer Restrictions. The PPL Companies’ witness, Dr. Kalt, argues that market forces should determine who acquires the divested assets and at what price. He further argues that the restrictions may harm market efficiency by not allowing those buyers that could most efficiently use the generation resources to participate in the auction.35 The AAI argues that giving Applicants control of the divesture process is “akin to the fox guarding the henhouse.”36 It notes that a Federal Trade Commission (FTC) Staff Study showed that when the FTC

[34]	PPL at 7, citing U.S. Department of Justice and Federal Trade Commission, Horizontal Merger Guidelines, 57 Fed. Reg. 41,552, Sec. 2.0 (1992), revised, 4 Trade Reg. Rep (CCH) ¶ 13,104 (April 8, 1997) (Merger Guidelines).

[35]	Kalt Testimony at 15-17.

[36]	AAI at 13.

Docket No. EC05-43-000	18
determined the assets that were to be divested, merging companies urged the FTC to divest assets to weak buyers; proposed packages of assets that were too narrow to ensure fully viable competition; and took actions that diminished the viability of the business acquired by the buyer.37
47. Midwest Generation states that the Commission should consider whether Applicants’ proposed Buyer Restrictions are reasonable; it says that they could undermine Applicants’ ability to fully divest the assets necessary to mitigate the market power problem. Therefore, the Commission should consider requiring Applicants to eliminate the restrictions or, in the alternative, require Applicants to identify an alternative should their restrictive divestiture plan fail.
48. Protestors argue that Applicants’ proposed virtual divestiture is not as effective as physical divestiture for a number of reasons. Hoosier requests that the Commission reject Applicants’ virtual divestiture proposal and require absolute and permanent divestiture of ownership. The APPA and NRECA state that the proposal is inadequate to remedy the potential market power abuses that will result from the proposed merger. Additionally, POCA argues that virtual divestiture has never before been relied upon by the Commission as a mitigation tool and that it is not a permanent structural change.
49. Regarding the virtual divestiture proposal, FirstEnergy argues that Applicants must submit the terms and conditions of the long-term contracts; specify the auction protocols; include the long-term rights to capacity as well as energy so that there is sufficient capacity-related mitigation; and enter into long-term, firm contracts for nuclear energy and capacity, or impose bid caps for the non-nuclear assets that are more likely to set prices. It also states that the PJM Market Monitoring Unit (MMU) must monitor the implementation of the interim mitigation measures. FirstEnergy also questions the practical effects of virtual divestiture, such as how the Applicants’ market power will be held in check after the long-term contracts expire, and what Applicants will do if there are not enough purchasers in the auction process or those buyers default. In addition, FirstEnergy states that Applicants will obtain a market price for their energy, and questions whether the energy sales are actually mitigation if Applicants are able to receive the same price (i.e., post-merger, post-mitigation) for the energy that they would have received without mitigation.38

[37]	AAI at 14, citing Federal Trade Commission, Bureau of Competition, Study of the Commission’s Divestiture Process. Washington, D.C. 1999 at 16.

[38]	FirstEnergy at 46.

Docket No. EC05-43-000	19
50. FirstEnergy argues that the Commission rejected partial divestiture in the AEP/CSW merger39 for the reasons stated above. It states that, in that case, the Commission rejected applicants’ proposal to divest a minority interest in a generating facility while retaining operational control over the output of the facility, and required applicants to divest their entire ownership interest in the generating facilities at issue.40 Finally, FirstEnergy argues that the Commission rejected a proposal similar to Applicants’ baseload auction in Allegheny/DQE41, where the Commission expressed concern that the entire output of the facility in question would not be sold under the proposed RFP, and stated:
Divestiture would permanently eliminate the opportunity for the merged company to exercise the market power (by withholding output to raise electricity prices) conferred on them by the merger.42
51. AAI also finds flaws in Applicants’ proposed divestiture plan, arguing that it does not provide sufficient information to satisfy concerns such as the need to create viable, independent competitors in the markets. Specifically, AAI argues that Applicants’ proposed virtual divestiture would allow Applicants to keep ownership and control of the capacity while they sell or swap the energy to third-party purchasers and that this would not adequately address the market power concerns raised by the proposed merger or create a viable competitor in the market. Another problem is that with Applicants controlling the virtual (and actual) divestiture process, the Commission could not modify or oversee the divestiture plans; and Applicants would have little incentive to divest and mitigate in a way that would create viable competitors and markets. AAI also argues that Applicants have not demonstrated the claimed efficiencies or other benefits that would allegedly result from the merger, particularly Applicants’ nuclear assets. Finally, AAI notes that the antitrust agencies prefer structural mitigation, such as divestiture, to conduct-based remedies, which are often difficult to design, cumbersome and costly to administer, and easier to circumvent than structural remedies.43

[39]	American Electric Power Co., et al., 90 FERC ¶ 61,242 (2000) (AEP/CSW).

[40]	FirstEnergy at 43, citing AEP/CSW at 61,792.

[41]	Allegheny Energy, Inc., et al., 84 FERC ¶ 61,223 (1998) (Allegheny/DQE).

[42]	FirstEnergy at 45, citing Allegheny/DQE at 62,070.

[43]	AAI at 9, citing U.S. DOJ, Antitrust Division, Antitrust Division Policy Guide to Merger Remedies (2004).

Docket No. EC05-43-000	20
52. The City of Philadelphia also protests Applicants’ use of virtual divestiture. The Office of the People’s Counsel claims that Applicants do not sufficiently explain how virtual divestiture will effectively mitigate market power. Therefore, they state that the Commission should establish hearing procedures to address the validity of the proposed mitigation and to explore how the mitigation, including the proposed virtual divestiture, will remedy the market power problems and screen failures resulting from the proposed merger.
53. Amtrak argues that the Applicants fail to set forth the legal basis for using the virtual divestiture as permanent mitigation and fail to demonstrate its effectiveness. Furthermore, Amtrak argues that the proposed virtual divestiture is not a permanent mitigation measure, since control of all generation will return to the merged entity after a fixed time period. Amtrak also argues that the PJM Market Monitoring Unit (MMU) is unable to compensate and adequately administer the unduly complicated and administratively burdensome proposed virtual divestiture.
54. The PHI Companies state that virtual divestiture is unacceptable because it fails to transfer control over the units’ operation, including the scheduling and duration of maintenance outages, and because the actual merged entity, and its market power, will outlast the virtual divestiture. The PHI Companies argue that the three year baseload auction energy sales might not continue over the proposed 15-year period, and urge the Commission to evaluate the actual mitigating effects of the virtual divestiture and impose certain conditions on the virtual divestiture. The PHI Companies’ economic witness, Dr. Cichetti, argues that the three-year and 15-year contracts do not adequately mitigate Applicants’ market power because the nuclear units would not be divested and would still be controlled by EE&G, which will be able to affect market prices in the Basic Generation Service auction. He concludes that the virtually divested MWs should be considered to be controlled by EE&G in Dr. Hieronymus’ Appendix A analysis. Therefore, in order to fully evaluate the effect on the PJM markets and the validity of Applicants’ mitigation plan, the PHI Companies request that the Commission establish an evidentiary hearing.
55. The NJBPU states that it is concerned about the creation of significant market power in the PJM markets involved in the state’s Basic Generation Service auctions and the effect that that market power would have on the Basic Generation Service auction process. The NJBPU asked the PJM MMU to study the effects of the proposed merger on competition in all relevant PJM markets. It also raises several concerns regarding Applicants’ proposed mitigation plan and the effect the mitigation would have competition in the relevant PJM markets. Therefore, the NJBPU requests that the Commission establish an evidentiary hearing to fully evaluate all aspects of Applicants’ proposed merger.

Docket No. EC05-43-000	21
56. The Illinois Attorney General states that the merger would exacerbate already existing market power problems in the PJM markets that influence the prices paid for electricity by Illinois customers. It states that the Illinois Commerce Commission is in the process of approving an auction similar to the Basic Generation Service auctions that take place in the New Jersey markets, and argues that the proposed merger could undermine the ability of the proposed auction to secure electricity at competitive prices for Illinois consumers. Therefore, the Illinois Attorney General requests that the Commission set this matter for hearing.
57. AAI argues that Applicants’ failure to specify which units will be divested allows Applicants to divest the units that are least likely to compete with the assets kept by Applicants. Similarly, numerous parties, including Hoosier, AAI, the PHI Companies, FirstEnergy, the PPL Companies and the Division of the Ratepayer Advocate, argue that Applicants’ mitigation plan fails to comply with the Commission’s requirements by failing to specify which of Applicants’ facilities would be divested.44
58. FirstEnergy’s witness, Ms. Frayer, raises a number of concerns regarding Applicants’ interim mitigation proposal. Specifically, she argues that: (1) Applicants have not provided sufficient detail about the interim mitigation;45 (2) there must be a credible and transparent means of oversight over Applicants’ enforcement of the interim auctions, as the Commission recognized in OG&E;46 and (3) Applicants’ proposal to bid the nuclear capacity into the PJM markets at a $0 price does not mitigate market power because the nuclear plants do not set the market-clearing price.
59. Protestors also point out that transmission expansion is a form of market power mitigation. FirstEnergy argues that the Commission should consider what studies the PJM MMU might perform to identify the specific transmission enhancements Applicants could be required to construct to relieve congestion in PJM East as a condition of merger approval. The PHI Companies argue that Applicants may have positions in the PJM queue for generation interconnection projects and that they should be required to

[44]	Protestors cite the Merger Policy Statement at 30, 136, where the Commission stated that merger applicants must specify the units to be divested.

[45]	Ms. Frayer cites the Commission’s finding in AEP/CSW, where the Commission required Applicants to file the “terms and conditions” associated with interim mitigation so the Commission could assess whether the proposed mitigation would be effective. Frayer Testimony at 51, citing AEP/CSW at 61,794.

[46]	Frayer Testimony at 51, citing Oklahoma Gas & Elec. Co., 108 FERC ¶ 61,004 at PP 38-39 (2004) (OG&E).

Docket No. EC05-43-000	22
relinquish these positions in order to enable other parties to construct generation in the affected markets, thus limiting the merged company from re-establishing its pre-mitigation market power.47
60. The PHI Companies argue that the sheer size of the merged company (nearly 40,000 MW of generation in PJM) creates market power problems that the Commission’s Competitive Analysis Screen does not address. POCA also argues that the size and scope of this proposed merger will present opportunities for the merged entity to wield market power, even after the proposed mitigation and divestiture. POCA points out that Applicants would still own 37,100 MW of generation in PJM, including 14,400 MW, or 36 percent of the capacity in PJM East, the most constrained market in PJM.
61. Protestors question how the proposed merger will affect Applicants’ authorization to sell power at market-based rates. First Energy’s witness, Ms. Frayer, performed an analysis which she characterized as being required for Applicants to be able to continue to sell power at market-based rates, and concluded that Applicants would fail the 20 percent market share screen.48 While acknowledging that this case is under section 203 of the FPA, not section 205, FirstEnergy concludes that the Commission will have to address the issue of the merged firm’s market-based rate authorization, and that the Commission should make a decision in the 203 proceeding that will “pass muster” in the related section 205 market-based rate proceedings.49 FirstEnergy argues that when the 20 percent market share threshold is violated, which Ms. Frayer shows will occur even when Applicants’ proposed mitigation plan is imposed, the Commission then requires a delivered price test — which is exactly what the Applicants performed in this section 203 proceeding. Dominion’s witness, Mr. Frank Graves, also finds that, even with mitigation, Applicants will have a greater than 20 percent market share in Expanded PJM, and that Applicants would need to divest an additional 1,200 MW in order to pass the Commission’s market share screen for market-based rate authorization.

[47]	PHI Companies at 45.

[48]	In April 2004, the Commission established a 20 percent Wholesale Market Share indicative screen, as well as another screen, for analyzing generation dominance in market-based rate applications. AEP Marketing, Inc., et al., 107 FERC ¶ 61,018 (2004).

[49]	First Energy at 38.

Docket No. EC05-43-000	23
62. Dominion argues that the market-share screen failure indicates that Applicants will have market power in PJM and urges the Commission to reject any argument that the PJM MMU can address market power issues in the PJM market. Amtrak, the Coalition and the Energy Users Group also argue that the Commission should not rely on the PJM MMU to identify and prevent exercises of market power.
63. FirstEnergy states that Applicants have not provided any details regarding their planned reorganization of the “unregulated” entities owned by Exelon and PSE&G, and argues that the Commission cannot find that the reorganization will be consistent with the public interest until Applicants provide details. FirstEnergy states that in Ameren Energy, the Commission recognized that some types of internal reorganizations can harm competition, and asserts that the Commission cannot act on Applicants’ proposed internal restructuring based on the limited information provided in the application.50
64. NiSource states that it does not oppose the merger, but it requests that the Commission condition approval on the resolution of NiSource’s increased parallel path flow, or “loop flow,” problems, which will be exacerbated by the proposed merger. Therefore, NiSource requests that the Commission require Applicants to further study how the proposed merger will affect loop flow and take certain remedial actions, such as requiring Applicants to mitigate their loop flow if the Applicants’ proposed merger is approved.
B. Applicants’ Answer to the Protests
65. On May 10, 2005, Applicants filed an answer and amendment to their original filing. Notice of the answer and amendment to the filing was published in the Federal Register,51 with comments due on or before May 27, 2005.
66. Applicants acknowledge that protestors have raised some good points regarding errors in Dr. Hieronymus’s original analysis, but argue that, even with the appropriate revisions to the inputs in their analysis, Applicants have shown that the proposed divestiture fully mitigates the merger-related harm to competition. Applicants cite four specific examples of factual errors in the original analysis: (1) the analysis should have included a 200 MW power purchase agreement between PECO and Hoosier in 2006;

[50]	FirstEnergy at 54-56, citing Ameren Energy Generating Co., et al., 103 FERC ¶ 61,128 (2003) (Ameren Energy).

[51]	70 Fed. Reg. 29, 299 (2005).

Docket No. EC05-43-000	24
(2) the analysis should have included PPL’s recently completed 600 MW Lower Mount Bethel combined cycle facility; (3) the analysis should have used 2,595 MW, rather than 4,800 MW, of generating capacity for Conectiv Energy Services, Inc. in PJM East; and (4) the analysis failed to account for Dominion’s native load obligation in the calculation of Available Economic Capacity. Applicants state that Dr. Hieronymus has made those changes in his analysis and that the resulting changes are minor and do not affect the mitigation required to repair the merger’s harm to competition.
67. Applicants respond to protestors’ arguments regarding the relevant geographic markets that would be affected by the merger. Answering the PPL Companies and the PHI Companies’ argument regarding the Northern New Jersey market, Applicants state that, because there was no overlap between Exelon’s and PSE&G’s generation in Northern New Jersey, Dr. Hieronymus analyzed the effect of the merger on that market and found that the mitigation for the PJM East market, along with an additional 100 MW divestiture of generation located in Northern New Jersey, would mitigate the harm to competition.
68. The PPL Companies argue that due to prevailing transmission constraints, the “PJM Classic” market, consisting of PJM Classic and the Allegheny Power system (Allegheny), should be analyzed as a separate market within the larger PJM Pre-2004 market. In response, Applicants assert that although PJM’s western interface once created a transmission constraint separating Allegheny from PJM Classic that constraint no longer exists, because PJM now redispatches the system when the constraint threatens to limit the west-to-east flows within PJM.52 Applicants cite the PJM Market Monitor’s 2004 State of the Market Report, which explains how the system operator redispatches higher-cost generating units in order to maintain the prevailing west-to-east flows from Allegheny into PJM Classic.
69. Applicants also address Protestors’ assertion that they should have analyzed PJM West and the “Rest of PJM Pre-2004” market (PJM Pre-2004 minus PJM West). They argue that the prevailing power flows are east-to-west, so the resulting transmission constraints can make PJM East a load pocket and, thus, a separate geographic market. However, Applicants argue that east-to-west flows are unconstrained, so there is no reason to consider PJM West as a separate market, because suppliers in PJM East can compete in the PJM West Market. Applicants contend that Protestors’ rationale for defining the relevant geographic market based on sellers’ opportunity costs is inconsistent with Commission precedent and Appendix A of the Merger Policy Statement. They state that Appendix A instructs applicants to consider those suppliers

[52]	Answer at 11.

Docket No. EC05-43-000	25
with low enough variable costs that they could compete (subject to transmission constraints) in a geographic market, not whether potential suppliers would consider the opportunity cost of selling into a particular geographic market.
70. Applicants address protestors’ questions about the fuel cost and assumed wholesale market prices in their analysis. While acknowledging that the assumed market prices are important parameters in the model, they argue that consistency between fuel cost assumptions and the prevailing market prices is most critical, and that Dr. Hieronymus’s and Mr. Frame’s testimonies are each internally consistent in their fuel cost and market price assumptions. That is, fuel cost assumptions on the low end of the range of observed or projected costs should correspond to market price assumptions on the low end of the range of observed or projected prices; likewise for high prices. They state that the protestors, including FirstEnergy’s witness, Ms. Frayer, have been able to show different results by changing one or the other of Dr. Hieronymus’ assumptions about fuel costs or market prices, but that those results are meaningless without a corresponding change in the other assumption. Moreover, Applicants assert that Ms. Frayer’s arguments about the accuracy of the fuel cost inputs are overstated because they do not change the merit order of the plants that would be dispatched under various market conditions; thus, they do not materially affect the results of Applicants’ analysis.53 Applicants point out that Dr. Hieronymus and Mr. Frame used different fuel cost and market price assumptions, but arrived at very similar results, thus showing that the results are not sensitive to changes in fuel cost and market price assumptions. Finally, Applicants argue that some of the fuel costs and market prices assumed by protestors’ witnesses are wrong.54
71. Applicants address claims that they should have performed more tests on the sensitivity of their results to changes in the assumed market prices. First, they argue that by using a range of prices from $20/MWh to $80/MWH and arriving at similar results throughout the range, Dr. Hieronymus has shown that changes in the assumed market price will not materially change his results. Second, as noted above, they argue that Mr. Frame’s analysis serves as a sensitivity test of Dr. Hieronymus’ analysis and confirms that the results are not sensitive to changes in fuel cost and market price assumptions.

[53]	Applicants argue that under any plausible forecast, changes in fuel cost assumptions would not, for example, make coal-fired capacity cheaper than nuclear capacity, or natural gas-fired capacity cheaper than coal-fired capacity. Thus, the results for economic capacity would not be materially different under any reasonable fuel cost assumption.

[54]	Answer at 17.

Docket No. EC05-43-000	26
72. Regarding FirstEnergy’s assertion that Dr. Hieronymus overestimated the amount of new generation coming on line and underestimated the amount of old generation being retired in PJM, Applicants state that FirstEnergy’s claims are erroneous and are based on statements Dr. Hieronymus used in a different context, not in his analysis of energy markets. They state that in his analysis of energy markets, Dr. Hieronymus relied on PJM reports as to which plants would be coming on line and which would be retired in 2006, the test year, and that his comments about entry that FirstEnergy cites were more general and in the context of the competitiveness of long-term capacity markets. They also note that FirstEnergy’s witness, Ms. Frayer, used the same assumptions regarding generation entry and exit in her analysis of the relevant energy markets as did Dr. Hieronymus.
73. Applicants also address protests regarding Dr. Hieronymus’ allocation of available transmission in his analysis. Applicants challenge Hoosier’s and the PPL Companies’ claims that using a pro rata, rather than economic, allocation of available transmission skews the results of the analysis by understating the allocation of import capability for Applicants’ low-cost generation and systematically reducing the HHI. They say that the Commission has accepted the use of pro rata transmission allocation in numerous DPT analyses. They further state that, despite claims of an “opportunistic” use of the pro rata allocation by Dr. Hieronymus, he has always used that method in his many DPT analyses before the Commission.
74. Regarding their analysis of Available Economic Capacity, Applicants reiterate their argument that in retail choice states such as those affected by the merger, Available Economic Capacity is difficult to measure and does not accurately portray competitive conditions. They state that protestors largely agree with that assertion and that protestors’ attacks on Dr. Hieronymus’ analysis of Available Economic Capacity miss the fundamental point. While other suppliers’ native load data are not available, they do have data on their own native load obligation, so they are able to model their own Available Economic Capacity and conclude that the divestiture will bring that total below the pre-merger level.
75. Applicants address the numerous protests regarding the possibility of the merger creating or enhancing the merged firm’s incentive and/or ability to engage in strategic bidding, thus increasing its unilateral market power. First, they argue that the Commission’s Merger Policy Statement does not require an analysis of strategic bidding, nor is there case precedent requiring such an analysis. Rather, the Commission relies on the analysis described in Appendix A of the Merger Policy Statement, which is based on the Merger Guidelines, a well-established and court-affirmed analytical methodology. They further state that HHI screens are useful for analyzing the effect of a merger on the unilateral exercise of market power and cite the Merger Guidelines, which state that “[o]ther things being equal, market concentration affects the likelihood that one firm, or a

Docket No. EC05-43-000	27
small group of firms, could successfully exercise market power.”55 Finally, they state that the analysis by Direct Energy’s witness, Dr. Kleit, of the cost and benefits of withholding and strategic bidding, is filled with errors and questionable assumptions.
76. Applicants characterize the protests regarding their proposed mitigation as falling into two major categories: (1) the Applicants proposed an inadequate amount of divestiture; and (2) virtual divestiture does not adequately mitigate market power. They further state that the questions raised by protestors are not issues of material fact that would require a hearing to explore, but legal and policy issues that can be decided by the Commission without a hearing.
77. Applicants respond to the PHI Companies, the PPL Companies and FirstEnergy’s argument that Applicants have misinterpreted the HHI screen as an absolute standard for Commission approval of a merger or acquisition. They assert that it is the PHI Companies, PPL Companies and FirstEnergy who have misinterpreted the Commission’s reliance on the HHI screen. Citing the Merger Policy Statement and the Merger Filings Requirements Rule, Applicants state that the Commission uses the screen to identify those mergers or acquisitions that will not require a hearing or additional mitigation in order to be authorized by the Commission, absent compelling evidence otherwise raised by intervenors. They conclude that because their proposed mitigation returns market concentration to levels that would pass the Competitive Analysis Screen, and no intervenor has made a showing that the merger has anticompetitive effects despite passing the screens, they have met the Commission’s standard for showing a lack of harm to competition.
78. Applicants argue that FirstEnergy’s assertion that an additional 890 MW of divestiture is required to avoid screen failures in the “summer rest of peak” and “shoulder rest of peak” periods is based on a miscalculation of Applicants’ proposed divestiture. They argue that Ms. Frayer undercounted the amount of the proposed divesture that would be relevant for the “summer rest of peak” and “shoulder rest of peak” periods by 1200 MW, because she was inconsistent between the types of units that would be considered economic capacity given her assumed price levels and the types of units that Applicants have committed to divest.56
79. While Applicants disagree with the argument raised by numerous protestors regarding Applicants’ proposed Buyer Restrictions to purchase the divested plants and virtually divested energy, they offer to withdraw most of the proposed restrictions. They

[55]	Answer at 25, citing § 2.0 of the Merger Guidelines.

[56]	Hieronymus Supplemental Testimony at 23-24.

Docket No. EC05-43-000	28
are willing to withdraw the restrictions that: (1) no more than half of the fossil generation would be sold to a single buyer and; (2) none would be sold to a market participant with a greater than five percent market share in PJM-East or Expanded PJM. Additionally, they withdraw the restriction that they will not sell more than 25 percent of the Baseload Mitigation Amount to market participants owning three to five percent of the installed generation capacity in Expanded PJM or PJM East. They continue to propose, however, the 50 percent limit on the total purchase of the virtually divested nuclear capacity.57
80. In order to allow suppliers with larger pre-existing market shares in PJM to purchase the divested capacity, Applicants propose divesting an additional 1,100 MW of generating capacity (900 MW of fossil generating capacity and 200 MW of virtual nuclear capacity) in the PJM Pre-2004 market. Dr. Hieronymus analyzes the effect of the merger on competition with the increased divestiture and the assumption that equal shares of the entire divestiture amount were purchased by the four largest owners of capacity in PJM-East: PPL, Reliant, Conectiv and FirstEnergy. Under that scenario, for PJM-East, he finds that the post-merger-and-mitigation concentration levels range from 1,218 to 1,465 HHI, with changes in concentration ranging from negative 88 to 95 HHI, all within the Commission’s screening threshold for moderately concentrated markets. For PJM Pre-2004, he finds that the post-merger-and-mitigation concentration levels range from 996 to 1,292 HHI, with changes in concentration ranging from 48 to 105 HHI, with one period (shoulder peak, a moderately concentrated market with a change in concentration of 100 HHI) failing the Commission’s screening threshold for moderately concentrated and unconcentrated markets.58
81. Applicants acknowledge that the additional mitigation does not necessarily cure all possible screen failures for all possible combinations of sales to companies with large market shares. They state that they will, therefore, make a compliance filing showing the effect on market concentration given the actual divestitures and the same data and assumptions used in Applicants’ revised Appendix A analysis, in order to show that no material screen failures will have resulted.
82. Applicants characterize the protests regarding their proposed virtual divestiture as falling into two major categories: (1) virtual divestiture is not as effective as physical divestiture in mitigating market power; and (2) compliance with the virtual divestiture commitment will be difficult to monitor, giving Applicants the ability to avoid the commitments they have made to the Commission.

[57]	Answer at 32.

[58]	Hieronymus Supplemental Testimony at 50.

Docket No. EC05-43-000	29
83. Applicants argue that the virtual divestiture is as effective as physical divestiture. They argue that the fact that the Commission has never approved sales of capacity, such as the virtual divesture proposal, as long-term mitigation, does not preclude the virtual divesture plan from being effective long-term mitigation. They state that, in the Merger Policy Statement, the Commission contemplated a possible alternative to physical divestiture that is similar to their proposed virtual divestiture:
[O]ne alternative might be to divest the ownership rights to energy and capacity to a number of owners. The unit could then be operated as a competitive joint venture and parts of its output could be bid or sold independently.59
Applicants argue that their virtual divestiture plan, while not a joint venture, does divest the ownership rights to energy to a number of owners that can independently sell that energy or bid it into the PJM market.
84. Applicants argue that the Commission did not, in the Merger Policy Statement, establish physical divestiture as the only plausible mitigation for harm to competition; rather it recognized that “there are numerous mitigation measures that can be effective” and stated that it would consider the adequacy of various mitigation measures on a case-by-case basis.60 Applicants assert that they have provided the analysis necessary for the Commission to determine the adequacy of virtual divestiture, and cite the testimony of Mr. Cassidy and Mr. Sabitino, explaining that the rights to the energy are firm rights and that the Applicants would have to pay liquidated damages if they failed to deliver. They further argue that, because the liquidated damages are based on the cost of covering any shortfall, they would have no incentive to withhold the energy subject to the virtual divestiture in order to profit from increased energy prices, because they would have to pay the cost of any such increase.
85. Applicants state that, under the virtual divestiture plan, the obligation to deliver energy is not tied to any specific unit and that they will guarantee the delivery of a specific amount of “24/7” energy under both the Auction Plan and the Long-Term

[59]	Answer at 35, citing Merger Policy Statement at 30,137.

[60]	Id. at 30,900.

Docket No. EC05-43-000	30
Contract Plan, regardless of which units are operating.61 They assert that this guarantee eliminates the ability to profit by withholding output from the units that are under the virtual divestiture plan. Finally, Applicants note that the Commission has recognized in a number of cases that the operating characteristics of nuclear units reduce the danger of withholding output in order to raise prices.62
86. In response to FirstEnergy’s assertion that the Commission rejected the sale of long-term power as mitigation in Allegheny, Applicants argue that FirstEnergy omitted the reasoning behind the Commission’s decision and that the circumstances are different here. They state that, in Allegheny, the Commission was concerned that “the merged company reserve[s] the right to reject any and all bids,” and that the merged company would thus retain control over the generation facility. Here, they argue, Applicants have committed to sell all of the energy that is offered, regardless of the price of the bids, and an independent auction monitor will oversee Applicants’ compliance with that commitment.
87. Applicants dispute FirstEnergy’s assertion that they will receive the same price for the virtually divested energy as they would have in the absence of mitigation. They state that, under the virtual divestiture plan, they will receive the price determined in the auction for the three-year life of each contract, whereas if they retained control of the output of the nuclear units, they would be able to benefit from any market price increases during the same three-year period. They conclude that, because of the three-year contracts, they will have no economic incentive to increase the market price in order to increase profit from the virtually divested capacity.
88. Applicants challenge Dr. Cichetti’s assertion that they will retain control of both the three-year and the 15-year products offered in the virtual divestiture plan because the purchasers of those products will likely resell the power in the Basic Generation Service auction. They state that, in both cases, the Applicants are obligated to deliver 24/7 energy to the buyers, and the buyers, not the sellers, will determine whether to participate in the Basic Generation Service auction or use it elsewhere. Applicants conclude that they cannot control the capacity or the price of the energy in the Basic Generation Service auction.

[61]	Answer at 36.

[62]	Answer at 37, citing U.S. Gen New England, 109 FERC ¶ 61,361 at P23 (2004); Ohio Edison Co., 94 FERC ¶ 61,291 at 62,044 (2001); and Commonwealth Edison Co., 91 FERC ¶ 61,036 at 61,134 n. 42 (2000).

Docket No. EC05-43-000	31
89. Regarding protestors’ claims that the proposed energy swaps could harm competition in other geographic markets by increasing the concentration of control of capacity and energy in other geographic markets, Applicants argue that any such swap would have to be approved under section 203 and that the Commission could address any competitive concerns. Moreover, Applicants argue that they control very little electric generation capacity in other geographic markets, so the possibility of harm to competition elsewhere is remote.
90. Applicants recognize protestors’ arguments that the antitrust agencies generally prefer structural mitigation to behavioral mitigation and that behavioral mitigation requires ongoing monitoring for compliance. In response, Applicants commit to establish a public compliance web site that will show how they are complying with the virtual divestiture and all other mitigation requirements.63 Applicants reiterate their commitment that the annual auctions for three-year energy contracts will be administered by an independent auction manager.
91. Applicants respond to the numerous protests regarding their proposal for implementing the mitigation. In response to the PHI Companies’ concern that the three year baseload auction energy sales might not continue over the proposed 15-year period, Applicants state that the PHI Companies are mistaken, and restate their commitment from the Application:
Applicants explicitly reaffirm that the entire Baseload Mitigation Amount of nuclear virtual divestiture (2,600 MW) will remain in place after 15 years, subject to a reduction in the mitigation amount if the Applicant’s PJM East nuclear capacity is decommissioned, derated, or sold or there is construction of new transmission transfer capability into PJM East.64
92. A number of protestors question the 18-month time period for the fossil divestiture and argue that it should be shorter. For example, AAI states that antitrust agencies advocate shorter time periods for completing divestitures. In response, Applicants commit to “executing sales agreements and making filings before the Commission for the approval of the sales no later than one year after the closing date of the Transaction.”65

[63]	Answer at 43.

[64]	Answer at 46.

[65]	Answer at 47.

Docket No. EC05-43-000	32
93. Regarding protestors’ arguments that the Merger Policy Statement requires Applicants to identify the specific units that will be divested, Applicants argue that while they did not identify the exact units, they did identify the location and the types of generation to be divested and the pool of generation facilities eligible for divesture. They further argue that by not specifying the exact units, they give potential buyers more flexibility and let market forces decide which units should be divested. Finally, they argue that in AEP/CSW, rather than accepting applicants’ commitment to divest portions of two generating facilities totaling 550 MWs, the Commission expressly directed applicants to divest “any unit or units totaling the same number of megawatts and having the same cost, operation, and location characteristics as the specific plants.”66 They conclude that the Commission has made it clear that it is not necessary to specify the plants that will be divested to mitigate Appendix A screen failures.
94. Applicants respond to protestors’ arguments regarding the proposal to reduce the amount of the baseload mitigation MW-for-MW for any increase in transmission transfer capability into PJM-East or for any reduction in Applicants’ nuclear generating capacity due to de-rating, decommissioning, or sales of nuclear capacity in PJM-East. Applicants assert that the market power concern regarding nuclear units is that, because they are low-cost units that are always in merit, their owners benefit from any withholding of other units that would raise the market-clearing price.67 They argue that a decrease in the amount of nuclear capacity held by Applicants, whether through divestiture, de-rating, or unit retirement, would have the same effect in terms of mitigating market power. Thus, any reduction in the nuclear capacity held by Applicants should be considered effective market power mitigation, because any such reduction reduces the ability to profit from withholding output from other units. Regarding decreases to the baseload mitigation amount for increases in transmission transfer capability into PJM East, Applicants argue that increasing transfer capability into PJM-East would enable competitive suppliers to defeat attempts by generators in PJM East to drive up prices by withholding output, and, thus, should also be considered effective market power mitigation.
95. Applicants respond to the numerous challenges to the effectiveness of their proposed interim mitigation. Regarding FirstEnergy’s assertion that the PJM MMU should monitor Applicants’ compliance with their interim mitigation plan, Applicants reiterate their commitment to establish a public compliance web site that will show how they are complying with the virtual divestiture and all other mitigation requirements,

[66]	Answer at 49 citing AEP/CSW at 61,792.

[67]	Applicants reiterate their argument that the Commission has recognized, in a number of cases, that the operating characteristics of nuclear units reduce the danger of withholding output from nuclear plants in order to raise prices.

Docket No. EC05-43-000	33
including the interim mitigation plan. Moreover, they state that the PJM MMU has access to all the bid data in the PJM markets and will be able to track the amount of capacity bid into the PJM market under the interim mitigation plan. Regarding FirstEnergy’s claim that the Application provides insufficient detail about the interim mitigation, Applicants refer to the Cassidy testimony, which describes the amount of the dispatch rights; the rights afforded the purchasers of the capacity; the terms of the master agreement for the sales; the price of the energy and capacity; the timing and duration of the interim sales; and any associated rollover provisions.68
96. FirstEnergy asserts that Applicants’ proposal to bid the output of their nuclear plants into the PJM energy market at a $0 price is inadequate because nuclear plants do not set the market-clearing price, and, therefore, Applicants should propose bid caps for their generating units that are likely to set the price. Applicants respond that they are doing precisely what FirstEnergy recommends. They have committed to bid the mid-merit and peaking units (the units most likely to set the clearing price) into the PJM market subject to a variable cost bid cap. Applicants challenge various claims that they should only be allowed to charge cost-based rates. They say that such claims are unfounded and, as a practical matter, no protestors have explained how offers of cost-based sales could be made in the single-clearing-price PJM Market.
97. A number of protestors, including FirstEnergy and PHI Companies, request that Applicants provide transmission upgrades as part of their mitigation package. Applicants state that, while they have opted for generation divestiture rather than transmission expansion as their form of market power mitigation, they are engaged in the PJM Regional Transmission Planning Process, and commit to additional transmission expansion. Specifically, in addition to their existing transmission commitments, they commit to complete two transmission projects whether or not the merger is approved by the Commission, and, if the Commission approves the merger without an evidentiary hearing, they commit to fund $25 million of transmission projects on PJM’s list of Economic Projects over the next five years.69
98. Applicants characterize a number of issues raised by protestors as being policy issues that have no merit and do not require a hearing to resolve. First, they respond to protestors’ claims that, if the merger is approved, it will halt future merger activity in PJM by increasing the level of market concentration. They argue that the Commission

[68]	Application, Cassidy testimony at 5-8.

[69]	Answer at 60.

Docket No. EC05-43-000	34
has determined that it will review mergers on their own merits, rather than based on the effect they could have on possible future mergers.70
99. In addition, Applicants argue that claims that the merger would create a “mega-utility” with a dominant market position and that the Commission’s Appendix A analysis does not sufficiently address such a possibility are misguided. They state that no intervenor has identified any specific issues that cannot be addressed using the tools available to the Commission.
100. Applicants note that a number of protestors have argued that the merged firm will not pass the Commission’s screen for generation market power under its market-based rates review. In response, Applicants state that they disagree with protestors’ conclusions, but, more importantly, they argue that the Commission can address the issue of the merged firms’ market-based rates when Applicants make their updated market-based rates filing.
101. Applicants argue that NiSource’s protests regarding loop flows should be rejected because they are not related to the merger. They state that NiSource’s complaint is about loop flows that might arise due to ComEd joining PJM, and that the Commission already has a proceeding regarding loop flows between PJM and the Midwest ISO.71 They further note that NiSource has filed a complaint in Docket No. EL05-103 in which it raised the same concerns.
102. Applicants respond to FirstEnergy’s assertion that they have not demonstrated that their proposed internal corporate restructuring is consistent with the public interest. They state that FirstEnergy’s cite to the Commission’s finding in Ameren Energy is misplaced, because Applicants have committed that there will be no transfers of generation assets from merchant generating companies to traditional franchised utilities, which was the Commission’s concern in Ameren Energy.

[70]	Id. at 63, citing Ohio Edison Co., 85 FERC ¶ 61,203 at 61,846 (1998) (rejecting intervenors’ requests to “look at possible future mergers when assessing the potential competitive effects of a merger.”)

[71]	Applicants cite the Joint Operating Agreement in Docket No. ER04-375, first accepted in Midwest Independent Transmission System Operator, Inc. 106 FERC ¶ 61,251 (2004). Answer at 76.

Docket No. EC05-43-000	35
     C. The PJM MMU Study
103. The PJM MMU analyzed the effect of the proposed transaction on competition in PJM’s energy, capacity, regulation, and spinning reserve markets.72 In its energy market analysis, the PJM MMU looks at the market for all of PJM, as well as defined locational markets.73 The PJM MMU notes that one must take care in interpreting the results and offers that one must recognize that Dominion entered the PJM market on May 1, 2005, so the market conditions before that date no longer exist. Further, the post-Dominion integration data reflects only a narrow range of market conditions.
104. The PJM MMU states that it calculated market concentration levels on a pre- and post-merger basis for two time periods: (a) October 1, 2004 through April 30, 2005, and (b) May 1, 2005 through May 8, 2005. The PJM MMU states that on average, the hourly energy market was moderately concentrated, both pre- and post-merger, during both periods. The post-merger increase in average HHIs ranges from 290 to 301, and the average HHI in the post-merger market is between 1,537 and 1,643.74 The PJM MMU concludes that the proposed merger results in an increase in HHI that exceeds that specified as raising concern in the Merger Guidelines. It states that the proposed merger would significantly increase concentration in the energy market as defined by these metrics and the standards of the Merger Guidelines and therefore raises concerns about potential adverse competitive effects, absent mitigation.75 The PJM MMU states that the divestiture of 4,500 MWh of generation would reduce the post-merger HHI levels to pre-merger levels and that the divestiture of 2,600 MWh of generation would reduce the post-merger HHI levels so that the increase is less than 100 points.
105. The PJM MMU states that in PJM’s locational marginal pricing based market, transmission constraints create smaller, locational markets with different structural characteristics than the aggregate market. Thus, the PJM MMU examines the locational

[72]	In response to a request from the NJBPU, the PJM MMU prepared a report and analysis of the proposed transaction’s impact on the PJM wholesale markets (PJM MMU Study). The NJBPU filed the study with the Commission making the PJM MMU Study part of the record.

[73]	The MMU examined the energy markets created when the Western, Central, and Eastern interfaces are constrained as well as the smaller market created when the Keeney Transformer is constrained.

[74]	PJM MMU Study at 12 and 14.

[75]	Id. at 14.

Docket No. EC05-43-000	36
markets created when the Western, Central, and Eastern interfaces are binding constraints. It also examines the locational eastern market created when the Keeney 500/230 kilovolt (kV) transformer is constrained. The PJM MMU states that it performed this analysis in a way that is fully consistent with PJM’s actual procedure for dispatching units to solve a constraint.76 The PJM MMU notes that its analysis included only those units whose increased output would relieve the constraint. That is, the PJM MMU calculated the HHI based on the ownership of combustion turbine capacity that could relieve the transmission constraint. It states that its approach is consistent with the Commission’s approach that looks at a variety of demand conditions.
106. The PJM MMU states that the Eastern interface pre-merger HHI is 2,593, but that this market is structurally competitive because it passes PJM’s three-pivotal-supplier test for market concentration.77 It states that the merger would result in an HHI increase of 972 points and the failure of the three-pivotal-supplier test. The PJM MMU states that this harm to competition could be mitigated by capping market offers when the Eastern interface market is not competitive; by the merged company agreeing to offer power from units only at marginal cost (as defined in the offer capping rules); or by adequate divestiture of generation by the merged company. The PJM MMU states there is sufficient capacity in the list of candidate facilities to return the post-merger HHI to pre-merger levels, but that it is not possible to state definitively how many MW of capacity must be divested without knowing which units would be divested and the purchasers of these units.78
107. The PJM MMU states that the Western interface’s pre-merger HHI is 1,552, and that this market is structurally competitive because it passes the three-pivotal-supplier test for market concentration. It states that the merger would result in an HHI increase of 240 points, but that the market still passes the three-pivotal-supplier test. The PJM MMU concludes that the merger nonetheless raises concerns about potential adverse competitive effects absent mitigation, because it would significantly increase concentration in the Western interface market. The adverse competitive impact of the merger could be mitigated by capping market offers when the Western interface market is not competitive, an agreement of the merged company to offer units only at marginal

[76]	Id. at 17.

[77]	The MMU states that this conclusion is consistent with the conclusion reached in the October 26, 2004 filing by the MMU in Docket Nos. ER04-539-001, 002, and EL04-121-000.

[78]	PJM MMU Study at 18 and 19.

Docket No. EC05-43-000	37
cost, or adequate divestiture of generation by the merged company. The PJM MMU states that there is sufficient capacity within the list of candidate facilities to return the post-merger HHI to pre-merger levels, but that it is not possible to state definitively how many MW of capacity must be divested without an exact specification of the units to be divested and the purchasers of these units.79
108. The PJM MMU states that the Central interface’s pre-merger HHI is 1,870, but that this market is structurally competitive because it passes the three-pivotal-supplier test for market concentration. It states that the merger would result in an HHI increase of 479 points, but that the market still passes the three-pivotal-supplier test. The PJM MMU concludes that the merger nonetheless raises concerns about harm to competition because it would significantly increase concentration in the Central interface market. This could be mitigated by capping market offers when the Central interface market is not competitive, an agreement of the merged company to offer units only at marginal cost, or adequate divestiture of generation by the merged company. The PJM MMU reiterates there was sufficient capacity within the list of candidate facilities to return the post-merger HHI to pre-merger levels, but that it is not possible to state definitively how many MW of capacity must be divested without an exact specification of the units to be divested and the purchasers of these units.80
109. The PJM MMU states that the Keeney transformer market pre-merger HHI is 3,004 and that this market is not structurally competitive because it fails the three-pivotal-supplier test for market concentration. It states that the merger would result in an HHI increase of 161 points. The PJM MMU states that the adverse competitive impact of the merger could be mitigated by capping market offers when the Eastern-interface market is not competitive, an agreement of the merged company to offer units only at marginal cost (as defined in the offer capping rules), or adequate divestiture of generation by the merged company. The PJM MMU states there is sufficient capacity in the list of candidate facilities to return the post-merger HHI to pre-merger levels, but that it is not possible to state definitively how many MW of capacity must be divested without an exact specification of the units to be divested and the purchasers of these units.81

[79]	Id. at 20 and 21.

[80]	Id.

[81]	Id. at 18 and 19.

Docket No. EC05-43-000	38
D.	Responses by Protestors to Applicants’ Answer and to the PJM MMU Study
110. NJBPU argues that EE&G’s plant retirements should not result in a MW-for-MW reduction in the amount of market power mitigation, because unlike divestiture, plant retirements do not create new competitors. It also asserts that more information is required to determine whether the mitigation plan is effective. Many different permutations of actual and virtual divestiture are possible, and the Commission cannot evaluate the merits of all of them without an evidentiary hearing.
111. FirstEnergy argues that because transmission expansion is required by the PJM Regional Transmission Expansion Plan, it cannot be considered market power mitigation. In addition, H-P Energy argues that Applicants’ commitment of $25 million towards transmission expansion projects may supplant transmission projects being built by merchant transmission companies. It further states that Applicants are unfairly bypassing the PJM RTEP process.
112. Protestors continue to question some of the assumptions in Dr. Hieronymus’ analysis and argue that the Applicants have offered mitigation based on inaccurate results that are favorable to Applicants. Specifically, FirstEnergy and the PPL Companies argue that the market prices used for electricity are still inaccurate. FirstEnergy further argues that what Applicants characterize as FirstEnergy’s witness’ “mistakes” were actually mistakes in Dr. Hieronymus’ database, and that upon correcting for Dr. Hieronymus’s mistakes, the merger fails the HHI screens. The PPL Companies argue that using actual FTR holdings to allocate imports to generators results in PJM-East market concentration that is considerably higher than indicated by Dr. Hieronymus, and that Applicants’ proposed divestiture is not sufficient to mitigate the harm to competition. FirstEnergy further argues that lifting the restrictions on who can buy the units will result in an inadequate amount of divestiture.
113. The PPL Companies argue that Applicants continue to ignore PJM Classic and Northern New Jersey as relevant geographic markets. In addition, the PPL Companies assert that EE&G may have the ability and incentive to shut down nuclear units to drive up energy prices. It says that Applicants did not address the effect of the proposed merger on PJM’s three-pivotal supplier rule.
E.	Applicants’ Answer to Protestors’ Responses and Comments on the PJM MMU Study
114. Applicants reply that the PJM MMU Study confirms the validity of their analysis. They read the PJM MMU Study as concluding that the proposed merger raises market power issues, but that the Applicants’ proposed mitigation can resolve them. Applicants note that the PJM MMU did not perform an Appendix A analysis, and advise the

Docket No. EC05-43-000	39
Commission not to rely on the PJM MMU Study as a substitute for one. Applicants note that their own Appendix A analysis shows that there are no screen violations after divestiture, so the Commission can find that the transaction will not harm competition without considering the PJM MMU Study. Applicants do, however, believe that the PJM MMU Study confirms Dr. Hieronymus’ analysis in two important respects: (1) the PJM MMU Study reaches results similar to those reached by Dr. Hieronymus regarding the state of the markets studied before and after the proposed merger, and (2) the PJM MMU concludes that it is possible to implement the mitigation proposed by the Applicants to address the market power issues associated with the proposed merger, depending on the units divested and who buys them.82
115. With respect to point (2) above, Applicants argue that the need to identify the units to be divested and the purchasers of the capacity (before concluding that the transaction addresses market power concerns) can be met without further analysis or a hearing. It is not possible to identify the purchasers of the generation at present. Applicants commit to make a filing when they implement their divestiture in order to demonstrate, based on the specifics of the divested units and purchasers, that no material Appendix A screen violations will occur as a result of the divestiture.83 Applicants state that the fact that the units it included as its divestiture candidates can return the markets to their pre-merger state should give the Commission confidence that their proposed divestiture of 1,200 MW of peaking generation can adequately mitigate screen failures in the PJM MMU’s energy submarkets.84
116. Applicants criticize the PPL Companies’ supplemental affidavit from Dr. Kalt. They state that the affidavit does not respond to their May 9 Answer, that there is no reason Dr. Kalt could not have performed his analysis and included it in his original comments, and that Dr. Kalt’s analysis is easily dismissed because Financial Transmission Rights do not provide the holder with any physical right to import power.85

[82]	Comments and Answer of Exelon at 6.

[83]	Id. at 7.

[84]	Id. at 9.

[85]	Id. at 12.

Docket No. EC05-43-000	40
117. Likewise, Applicants state that FirstEnergy’s supplemental affidavit from Ms. Frayer presents a new study of the effect of the merger on energy markets that does not respond to the Applicants’ revised mitigation proposal. They state that Ms. Frayer analyzed a higher price for various market conditions, thus including more generation in her analysis than did Dr. Hieronymus. However, Ms. Frayer neglected to take into account, when assessing Applicants’ mitigation proposal, additional divested generation that is economic at higher prices. Applicants conclude that this results in a systematic understatement of the effectiveness of the mitigation they offer.
118. Applicants respond to FirstEnergy’s and the PPL Companies’ claim that Applicants’ commitment to fund additional transmission expansion projects is just a commitment to do what they are already required to do under PJM’s Regional Transmission Planning Process. They point out that one of the projects to which they commit is on the list of projects required by the Regional Transmission Planning Process, but that they are committing to accelerate the project so that it will be in service a year earlier than required by the Regional Transmission Planning Process. Applicants note that the other projects they propose are or will be on PJM’s Economic Project list and that transmission owners are under no obligation to go forward with projects on this list.86 In response to concerns raised by H-P Energy that the Applicants may fund projects that H-P Energy already is pursuing, Applicants commit to not attempt to supplant any of the three projects identified by H-P Energy.87
Discussion
119. Pursuant to Rule 214 of the Commission’s Rules of Practice and Procedure, 18 C.F.R. § 385.214 (2004), the timely, unopposed motions to intervene serve to make the entities that filed them parties to the proceeding. We will grant Allegheny Electric, H-P Energy and the Indiana Utility Regulatory Commission’s motions to intervene out-of-time, since we find that doing so will not unduly disrupt the proceeding or place an undue burden on the parties. Rule 213(a)(2) of the Commission’s Rules of Practice and Procedure, 18 C.F.R. § 385.213(a)(2) (2004), prohibits an answer to a protest unless otherwise ordered by the decisional authority. We will accept the answers filed herein because they have provided information that assisted us in our decision-making process.

[86]	Id. at 18.

[87]	Applicants’ Answer 2 at p. 19.

Docket No. EC05-43-000	41
120. Applicants have shown that the merger, with the mitigation proposed, will not harm competition in any relevant energy market. We find that Applicants’ revised mitigation proposal, which increases the total mitigation from 5,500 to 6,600 MW and removes almost all of the restrictions on who can buy the assets, addresses the competitive concerns raised by intervenors.
     A. Adequacy of Applicants’ Analysis
121. Applicants have corrected the factual errors in their original analysis that commenters identified. This does not materially alter the results. We note that none of the protestors that identified the factual errors in Applicants’ original analysis argue that Applicants did not correct those errors.
122. We are not convinced by Applicants’ argument that Northern New Jersey is not a relevant geographic market. As noted by the PHI Companies and others, there are times when transmission constraints bind, leaving Northern New Jersey isolated from the rest of PJM-East. However, we agree with Applicants that, during those periods, the merger would not harm competition because Exelon does not have any generating facilities that would be combined with PSE&G’s existing generation in that load pocket. We note that there are times when imports from the rest of PJM East, where Exelon does own significant generating resources, would result in a merger-related increase in concentration due to Exelon’s share of the pro rata transmission allocation. In those cases, there are screen failures in the Northern PSEG market. We note Applicants have committed to mitigate all screen failures. We also note that Dr. Hieronymus’ testimony indicates that a 100 MW divestiture of generation capacity located in Northern PSE&G, along with the proposed mitigation for the PJM East market, is necessary to fully mitigate the merger-related increase in market concentration in Northern PSE&G. While Applicants have not explicitly committed to divesting 100 MW of generation located within Northern PSE&G, we consider the two statements above to be a commitment to do so, and we rely on that commitment in finding that the merger will not adversely affect competition in the Northern PSE&G wholesale electricity market.88.
123. We reject arguments that “PJM-Classic” should be considered a separate relevant geographic market within PJM Pre-2004. We note that the PJM MMU report does not consider PJM-Classic as a separate market, and no one has shown that there are frequent binding transmission constraints that isolate PJM-Classic from the rest of PJM Pre-2004.

[88]	Application at 19.

Docket No. EC05-43-000	42
124. We also reject arguments that PJM-West should be considered a separate geographic market. The critical issue in defining geographic markets is identifying the sellers who can physically and economically compete in the market. Given that the binding transmission constraints within PJM are predominantly west-to-east, it is reasonable to model PJM-East as a separate market within PJM, but not necessary to model PJM-West as a separate market because suppliers from all of PJM are able to sell into PJM-West.
125. Applicants have adequately addressed the protests concerning the fuel cost and wholesale market price assumptions in their analysis of energy markets. Dr. Hieronymus’ fuel cost and market price assumptions are consistent in that the assumed market price corresponds with the running costs of the units most likely to set the market-clearing price in the PJM energy markets for the given season-load conditions. We agree with Applicants that the fact that Dr. Hieronymus and Mr. Frame used different fuel cost and market price assumptions, but arrived at very similar results, indicates that the results are not sensitive to changes in fuel cost and market price assumptions. Moreover, the consistency of Dr. Hieronymus’ results across various assumed market prices shows that the results of the analysis are robust.89 In addition, the PJM MMU Study largely confirms the accuracy of Applicants’ results, finding similar pre-merger and post-merger concentration levels.
126. Applicants appropriately accounted for generation entry and exit in their analysis. They used publicly available data from PJM covering the 2006 test year and included retirements and new plant entries that are reasonably expected to occur in 2005 and 2006. In OG&E, we noted that we will consider foreseeable and reasonably certain changes in market conditions as part of the baseline scenario.90 Applicants have met that standard in their analysis.
127. Applicants and intervenors modeled various scenarios regarding who buys the divested assets. As noted by numerous protestors, as well as the PJM MMU Study, the effectiveness of Applicants’ proposed divestiture depends critically on the distribution of the buyers and their pre-existing presence as sellers in the PJM markets. Applicants initially addressed this issue by putting restrictions on the pool of eligible buyers and the

[89]	For example, using Economic Capacity in PJM-East, under assumed prices ranging from $55 to $80, the merger-related change in concentration ranges from 860 to 1,113 HHI and Applicants’ proposed divestiture of 4,500 MW of Economic Capacity returns the concentration to within 100 HHI of the pre-merger level. See Supplemental Hieronymus testimony, Exhibit J-28 p 1.

[90]	OG&E at P 32.

Docket No. EC05-43-000	43
amount of the divested capacity that any one purchaser can acquire. However, many protestors argued that such restrictions could harm the competitive process and could even allow Applicants to gain a dominant position in PJM by having only smaller, weaker competitors.
128. The parties raise valid issues on both sides of this argument. We find that Applicants’ elimination of the restrictions on eligible buyers addresses protestors’ concerns about harming the competitive process by freezing out some of the possible or likely purchasers of the assets. However, we need to be sure that, at the conclusion of the divestiture, competition has been restored to its pre-merger level, for the merger to be consistent with the public interest. Therefore, in addition to our section 203 review of the individual divestiture transactions, at the end of the divestiture process Applicants must make a compliance filing in this docket and we will review the results to be sure that concentration in the affected markets is close to pre-merger levels. If the analysis shows that the merger’s harm to competition has not been sufficiently mitigated, we will require additional mitigation at that time. We will direct Applicants to make a compliance filing within 30 days of the closing of the final divestiture, with an Appendix A analysis showing the post-merger-and-divestiture market concentration levels for economic capacity in all relevant markets.
129. We are not persuaded by arguments that Applicants should have used an economic (i.e. least cost) allocation rather than a pro rata allocation of scarce transmission transfer capability in their analysis. We have accepted the pro rata allocation methodology in numerous merger cases, and believe it reasonably models suppliers’ ability to compete in a given destination market. Moreover, in Order No. 642, we stated:
A variety of allocation methods are possible, and the Commission has acknowledged that certain methods provide more accurate and reasonable results than others (i.e., pro-rata as opposed to least-cost). Applicants must describe and support the method used and show the resulting transfer capability allocation.91
Here, Applicants have described and supported their transmission allocation methodology.92

[91]	Order No. 642 at 31,894.

[92]	See Application Exhibit J-4 at p. 9.

Docket No. EC05-43-000	44
130. Protestors raise a number of issues regarding Applicants’ Available Economic Capacity analysis. We agree with protestors and Applicants that in analyzing wholesale markets in retail choice states such as New Jersey and Pennsylvania, the native load deduction for the Available Economic Capacity calculation is difficult to assess. We have stated, in a number of contexts that as states move toward retail competition, native load obligations may change so that it is part of a broader set of contractual obligations, and we encourage applicants to test the sensitivity of the Available Economic Capacity results to changes in the native load assumptions.93 Here, Applicants have analyzed Available Economic Capacity under two different assumptions of the native load obligation and reported similar results: moderately concentrated markets with screen failures under most season/load conditions. Most importantly, in all time periods, the divestiture proposed to address the screen failures identified in the Economic Capacity analysis more than offsets the increase in concentration shown in the Available Economic Capacity analysis. We conclude that Applicants have shown that the merger, as mitigated, will not harm competition when Available Economic Capacity is used to measure suppliers’ ability to compete in those markets.
131. We are not convinced by arguments that Applicants should have analyzed the merger’s effect on their ability and incentive to harm competition by engaging in strategic bidding (which is a form of unilateral market power). The Commission’s analysis focuses on a merger’s effect on competitive conditions in the market. That is, we look at the merger’s effect on the concentration of the relevant markets, as measured by the HHI. Protestors argue that the HHI solely looks for the possibility of the coordinated exercise of market power and misses the possibility of the unilateral exercise of market power. They say that Applicants have not shown that the merger will not increase the likelihood of the merged firm exercising unilateral market power. We reject this argument for two reasons. First, the Merger Guidelines recognize that the HHI does, in fact, convey information about the likelihood of the unilateral exercise of market power.94 Second, in order to address the screen failures in various season/load conditions, Applicants have proposed divesting units with a range of operational and cost characteristics, including the types of units that protestors argue could be used to engage in strategic bidding or withholding in order to exercise unilateral market power.

[93]	See Order No. 642 at 31,888.

[94]	Section 2.0 of the Merger Guidelines.

Docket No. EC05-43-000	45
Furthermore, such strategic bidding or withholding could qualify as market manipulation under the Market Behavioral Rule #295 and result in, among other things, revocation of market-based rate authority.
132. Protestors argue that Applicants have erroneously interpreted the Commission’s HHI screen as an absolute standard for merger authorization and, thus have offered mitigation that is focused solely on passing the screen, rather than on mitigating the merger-related harm to competition. We agree with protestors that the mitigation needs to preserve competition, not necessarily to restore the HHIs to avoid screen violations. There are a number of ways to mitigate increases in market power (e.g. generation divestiture, transmission expansion, or behavioral measures such as must-offer requirements), and we have imposed various forms of market power mitigation depending on the circumstances. Applicants’ proposal to divest sufficient capacity to reduce market concentration to within the screening tolerance for increases from the pre-merger concentration level is one reasonable way to mitigate the merger-related harm to competition.96 As stated above, the HHI conveys information about the likelihood of both the coordinated and unilateral exercise of market power. By restoring the HHI to near pre-merger levels, Applicants will restore competition to the pre-merger level, and meet their burden to show that the merger, as mitigated, will not harm competition in wholesale energy markets.
      B. Adequacy of Applicants’ Proposed Mitigation
133. We are not convinced by FirstEnergy’s arguments that Applicants’ proposed divestiture does not sufficiently mitigate the merger-related increase in market power. In both studies, FirstEnergy’s witness, Ms. Frayer, understated the amount of the proposed mitigation in various seasons because she assumed a lower price in the mitigation scenario than in the post-merger-without-mitigation scenario, thus not giving credit for some of the units being divested. In short, divested units that were “economic” were incorrectly considered “uneconomic” by Ms. Frayer.

[95]	Market Behavior Rules, 105 FERC ¶ 61,218 (2003) Order on Reh’g, 107 FERC ¶ 61,175 (2004) Rule # 2.E “bidding the output of or misrepresenting the operational capabilities of generation facilities in a manner which raises market prices by withholding available supply from the market.”

[96]	We note that Applicants’ analysis of the post-merger-and-mitigation market concentration shows one season/load condition for the PJM-East energy market where the change HHI is large enough to fail the Competitive Analysis Screen. As we have said in other merger cases, we do not find that borderline, non-systematic screen failures necessarily indicate harm to competition.

Docket No. EC05-43-000	46
134. Protestors raise numerous issues regarding the effectiveness of Applicants’ proposed virtual divestiture of 2,600 MW of energy from nuclear capacity. In particular, many protestors argue that the Commission should only accept actual, physical divesture as effective mitigation. However, as stated above, there are a number of possible effective market power mitigation tools, and we have recognized that different options can be reasonable for a given set of circumstances. We have recognized that operational control of generation resources is a key element of market power analysis and mitigation.97 Here, the virtual divesture effectively transfers control of the output of 2,600 MW of nuclear capacity from the merged firm to the purchasers. That is, the merged firm cannot withhold the energy from the market and the buyer of the firm rights, not the seller, determines where and to whom the energy is ultimately sold. Applicants have committed to sell all of the energy that is offered, regardless of the price of the bids, and that an independent auction monitor will oversee Applicants’ compliance with that commitment. Moreover, the liquidated damages provisions in the contracts, reduce the merged firm’s incentive to withhold output to drive up wholesale energy prices because it would be contractually obligated to pay the cost of any price increase. In effect, the virtual divestiture is a must-offer provision that removes the ability to withhold output, along with a contractual provision that reduces the incentive to withhold output in order to affect market outcomes. As we have said in numerous contexts, we are concerned about a merger’s effect on the merged firm’s ability and incentive to harm competition.98 Furthermore, as a condition of the Commission’s approval, Applicants must agree that, if the virtual divestiture does not in fact mitigate the problems identified, Applicants will propose to the Commission mitigation that will mitigate the problems identified.
135. Protestors also object to the virtual divesture on the grounds that it will be difficult to monitor. For example, AAI notes that the antitrust agencies prefer physical divestiture because it removes the need for ongoing monitoring. We recognize that concern, but find two critical factors supporting virtual divesture as a reasonable alternative to physical divestiture. First, as we have stated in a number of cases, the operational characteristics of, and regulatory scrutiny over, nuclear units virtually eliminate the possibility of withholding output to drive up prices.99 Second, Applicants have committed to establish an independent monitor to oversee the auction itself and Applicants’ compliance with the contracts, and Applicants will establish a public compliance website that will show how

[97]	See, e.g., Order No. 642 at n. 39.

[98]	See, e.g., Order No. 642 at 94.

[99]	Commonwealth Edison Co., 91 FERC ¶ 61,036 (2000).

Docket No. EC05-43-000	47
they are complying with the virtual divestiture and other mitigation requirements. We rely on those commitments in our finding that the virtual divestiture effectively mitigates the merger-related harm to competition. We will direct Applicants to make a compliance filing within 30 days of this order, detailing the process for the selection of the independent monitor.
136. We reject arguments that Applicants may have market power in the three-year and 15-year contract markets and that they may retain control of the contracts through the New Jersey Basic Generation Service auction. First, the Commission has determined that long-term capacity markets, absent specified entry barriers, are inherently competitive.100 No protestor has raised compelling evidence that there are significant entry barriers in the PJM markets. Second, if Applicants attempted to withhold from the three-year contract market by selling only the 15-year contracts, as hypothesized by Ameren, the purchasers of the 15-year contracts would have an incentive to sell three-year contracts in response to any price increase. Regarding the PHI Companies’ argument about the New Jersey Basic Generation Service auction, Applicants have designed the three-year baseload energy auctions to support sales into the Basic Generation Service auction, but the buyers of the three-year baseload energy products will control the energy and can therefore resell them into the Basic Generation Service auction, or in some other manner. The fact that the buyers of the three-year baseload energy products may be likely to resell the energy into the New Jersey Basic Generation Service auction does not imply that the Applicants will regain control of the energy.
137. We reject FirstEnergy’s assertion that Applicants will receive the same price for the virtually divested energy as they would have in the absence of mitigation. First, as argued by Applicants, under the virtual divestiture plan, Applicants will receive the price determined in the auction for the three-year life of each contract, whereas if they retained control of the output of the nuclear units, they would be able to benefit from any market price increases during the same three-year period. Second, by giving up control of

100	Promoting Wholesale Competition Through Open Access Non-discriminatory Transmission Services by Public Utilities and Transmitting Utilities, Order No. 888, FERC Stats. & Regs., Regulations Preambles January 1991-June 1996 ¶ 31,036 (1996), order on reh’g, Order No. 888-A, FERC Stats. & Regs., Regulations Preambles July 1996-December 2000 ¶ 31,048 (1997), order on reh’g, Order No. 888-B, 81 FERC ¶ 61,248 (1997), order on reh’g, Order No. 888-C, 82 FERC ¶ 61,046 (1998), aff’d in relevant part sub nom. Transmission Access Policy Study Group v. FERC, 225 F.3d 667 (D.C. Cir. 2000), aff’d sub nom. New York v. FERC, 535 U.S. 1 (2002).

Docket No. EC05-43-000	48
6,600 MW of through the divestiture and virtual divestiture, Applicants have adequately mitigated the merger-related increase in market power. Therefore, they would not be able to raise the price of energy by other means, as the previous contracts expire, in order to raise the price they receive for the three-year contracts.
138. Protestors have argued that, the proposed energy swaps could harm competition in other geographic markets. Any such energy swaps will require section 203 authorization, and we will review the effect on competition in those proceedings. We note that swaps with suppliers in markets adjacent to PJM, such as MISO or the New York ISO, might not warrant a MW-for-MW reduction in the mitigation amount because Applicants would get control of capacity that could sell into PJM, subject to transmission constraints. In such cases, the MW reduction in Applicants’ mitigation amount would be reduced by the merged firm’s pro rata share of the import capability into PJM.
139. Likewise, we reject arguments regarding this merger’s possible effect on future mergers. Future mergers will require section 203 authorizations, and we will review the effect on competition in those proceedings. We note, without prejudice to any future proceedings, that Applicants’ divestiture plan will restore the concentration level in the relevant markets to within 100 HHI of the pre-merger level, so there will be little effect on future mergers.
140. The PHI Companies say that the three year baseload auction energy sales might not continue over the proposed 15-year period. In response, Applicants commit that the entire Baseload Mitigation Amount of nuclear virtual divestiture (2600 MW) will remain in place after 15 years, subject to a reduction in the mitigation amount if the Applicant’s PJM East nuclear capacity is decommissioned, derated, or sold or there is construction of new transmission transfer capability into PJM East. Therefore, Applicants have adequately addressed the PHI Companies’ concerns regarding the duration of the baseload auction energy sales.
141. A number of protestors argue that the Merger Policy Statement requires Applicants to identify the specific units that will be divested. In response, Applicants argue that while they cannot now identify the exact units, they do identify the location and the types of generation to be divested and the pool of generators eligible to buy. In addition, the PJM MMU states that without knowing the exact units and the buyers of those units, it could not “make a meaningful assessment of the effectiveness of the proposed divestiture,” and “a supplemental analysis must be performed once a definitive declaration of the divested assets has been developed.”101 While the Merger Policy

101	PJM MMU study at 2

Docket No. EC05-43-000	49
Statement does state that applicants must identify the specific units to be divested,102 in this instance, we find Applicants’ proposal sufficient because the divestiture can adequately mitigate the merger-related harm to competition; moreover, once the specific units have been identified, we will be able to ensure that they are appropriate units to make divestiture effective through the subsequent compliance filing discussed above. Finally, establishing a pool of generation eligible for divestiture, rather than specifying exact units, addresses protestors’ “reverse cherry picking” argument that Exelon will divest its least valuable units, rather than creating viable competitors by divesting the efficient units. Establishing a pool of generation eligible for divestiture allows the potential buyers of the plants to bid on the ones that they most highly value.
142. We note that, because of the way the PJM MMU did its analysis (using unit-specific historical energy sales and calculating HHIs for units that can relieve internal PJM constraints), it did need to know the exact plants that are going to be divested in order to assess the effectiveness of the proposed divestiture. However, under the Commission’s Appendix A analysis, we need to know the general location (i.e. control area or sub-region of an RTO) and cost characteristics of the generators being divested — not the actual units — in order to calculate the post-merger-and-divestiture HHIs. Applicants have provided that information and shown that, based on reasonable assumptions about the buyers of the assets, the post-merger-and-mitigation HHIs are sufficiently close to the pre-merger HHIs to mitigate the merger-related harm to competition. Moreover, Applicants have committed to provide an Appendix A analysis of the merger’s effect on competition, based on the actual acquirers of the actual divested assets, once they are known. We rely on that commitment in making our finding that the divestiture adequately mitigates any merger-related harm to competition in the relevant energy markets. If the analysis shows that the merger’s harm to competition has not been sufficiently mitigated, we will require additional mitigation at that time, pursuant to our authority under FPA.
143. We find that Applicants’ proposed MW-for-MW reduction of the amount of the baseload energy mitigation is reasonable. As stated earlier in this order, there are a number of reasonable market power remedies, including divesture and transmission expansion and we have relied on those remedies based on the circumstances before us. We agree with Applicants that offsets to the baseload mitigation amount for increases in transmission transfer capability into PJM East are reasonable because increasing transfer capability into PJM-East would enable competitive suppliers to defeat attempts by generators in PJM East to drive up prices by withholding output. In fact, in OG&E, we found that a transmission expansion was a reasonable form of mitigation for the increase

102	We note that the Merger Policy Statement is not binding as a statute or regulation.

Docket No. EC05-43-000	50
in market power associated with OG&E’s acquisition of a rival generator.103 Applicants have also made a convincing argument that a decrease in their nuclear capacity, whether through divestiture, de-rating, or unit retirement, would mitigate market power, because the incentive to withhold output is an increasing function of the amount of baseload capacity from which the merged firm could profit due to higher energy prices. Therefore, by reducing the amount of baseload capacity they control, they reduce their incentive to withhold marginal capacity in order to raise the market price.
144. We find that the amount of interim mitigation, along with Applicants’ variable cost bid caps for the mid-merit and peaking units, mitigates the merger-related harm to competition in the relevant energy markets. First, Applicants will offer the same amount of capacity in their interim mitigation (4,000 MW of fossil and 2,600 MW of nuclear) as in their proposed physical and virtual divestiture, which, as we explained above, adequately mitigates the merger-related harm to competition. Second, the commitment to bid the fossil units at variable cost eliminates the ability to harm competition by strategic bidding or economic withholding. In addition, we find that the Cassidy Testimony describing the amount of the dispatch rights; the rights afforded the purchasers of the capacity; the terms of the master agreement for the sales; the price of the energy and capacity; the timing and duration of the interim sales; and any associated rollover provisions, adequately describes the proposal. We rely on Applicants’ commitment to establish a public compliance web site that will show how they are complying with the virtual divestiture and all other mitigation requirements, including the interim mitigation plan, and require that the interim mitigation be in place upon consummation of the merger.
145. We reject arguments that we should address in this proceeding whether Applicants will pass the Commission’s market-based rates screen. Any issues regarding Applicants’ generation market dominance will be addressed in the pending proceeding on Exelon’s triennial review filing, and in future similar proceedings.
146. NiSource’s concerns about loop flows are related to ComEd’s participation in the PJM RTO and power flows between the Midwest ISO and PJM, not to the merger. Therefore we will address NiSource’s issues regarding loop flows in the proceeding under Docket No. EL05-103.

103	OG&E at P 32.

Docket No. EC05-43-000	51
147. We agree with FirstEnergy’s argument that transmission expansion that is required by the PJM Regional Transmission Expansion Plan should not be considered market power mitigation. As we stated in OG&E, changes in market conditions that are “foreseeable and reasonably certain to occur” are not mitigation.104 Transmission upgrades, depending on where they fall in the PJM Regional Transmission Planning Process queue, can be foreseeable and reasonably certain to occur, and thus might not be considered mitigation. However, although we will accept Applicants’ transmission commitments, we are not relying on them in our finding that Applicants’ proposed mitigation adequately addresses the merger-related harm to competition. Rather we are relying on Applicants proposed sale of 6,600 MW of capacity to mitigate the merger-related harm to competition. As stated above, we will allow offsets to the baseload mitigation amount specifically for transmission expansions that increase import capability into PJM-East. At this time, Applicants have not proposed any new projects that would expand import capability into PJM-East. In order to grant an offset of the baseload mitigation amount, we will require Applicants to make a showing that any transmission upgrades would increase transfer capability into PJM-East, and that they were not foreseeable and reasonably certain as of June 2005. H-P Energy argues that Applicants’ commitment of $25 million towards transmission expansion projects may supplant transmission projects being built by merchant transmission companies. Applicants have addressed that concern, in part, by committing not to attempt to supplant any of the three projects identified by H-P Energy. In addition, we note that the PJM Regional Transmission Expansion Plan process identifies numerous transmission projects that could be undertaken by merchant transmission providers as well as other transmission providers and generators looking for interconnection. There are considerably more projects identified than undertaken in a given year. Therefore, we accept Applicants’ commitment to fund $25 million of transmission expansion projects and their commitment to avoid supplanting any of the H-P Energy identified projects. To avoid supplanting any other bidder seeking to fund any other project on PJM’s list of Economic Projects over the next five years, Applicants are required to bid only on those projects identified but not undertaken by any other entity. Additionally, we will require that Applicants follow all other procedures under the PJM Regional Transmission Expansion Plan for any transmission expansion projects.
148. Regarding FirstEnergy’s argument that Applicants have not demonstrated that their proposed internal corporate restructuring is consistent with the public interest, we note that, absent concerns about transfers of generation assets from unregulated merchant generating companies to regulated franchised utilities we expressed in Cinergy105 and

104	Id.

105	Cinergy Services Inc., et al., 102 FERC ¶ 62,128 at 63,345 (2003).

Docket No. EC05-43-000	52
Ameren106, the Commission has held that internal reorganizations will not result in harm to competition.107 Here, Applicants have committed that there will be no transfers of generation assets from unregulated merchant generating companies to regulated franchised utilities. We rely on that commitment in finding that that internal corporate restructuring will not result in any harm to competition in any relevant market. In addition, as discussed infra, Applicants have committed to hold wholesale customers harmless from any merger-related costs so the internal reorganization will not adversely affect wholesale rates. Moreover, the internal restructuring will not adversely affect this Commission’s or any state commission’s ability to regulate the merged company. Therefore, we find that Applicants have shown that their proposed internal corporate restructuring is consistent with the public interest.
     C. Capacity Markets
1.	Applicants’ Analysis
149. Dr. Hieronymus also analyzed the effect of the merger on capacity markets in PJM-East and Expanded PJM. For PJM-East, he assumed the same 7,300 MW import capability as in his analysis of economic capacity. He reports that Exelon’s and PSE&G’s pre-merger shares of capacity in PJM-East are 18 and 25 percent respectively and that the merger would increase market concentration from 1,282 to 2,196 HHI, well above the Commission’s screening threshold for highly concentrated markets. For Expanded PJM, he assumed the same 7,500 MW import capability as in his analysis of economic capacity. He reports that Exelon’s and PSE&G’s pre-merger shares of capacity in Expanded PJM are 15 and 8 percent respectively and that the merger would increase market concentration from 799 to 1,044 HHI, above the Commission’s screening threshold for moderately concentrated markets. He states that Applicants need to divest 5,300 MW of capacity in PJM-East to eliminate the screen failures and restore market competition to the pre-merger level.108

106	Ameren Energy at 61,142.

107	See Order No. 642 at 31,902.

108	Dr. Hieronymus finds that because PJM East is located within Expanded PJM, the capacity divestiture in PJM East would be effective mitigation for Expanded PJM and sufficiently reduce market concentration.

Docket No. EC05-43-000	53
150. PSE&G’s witness, Mr. Frame, analyzed the effect of the merger on competition in PJM-East and capacity markets. For PJM-East, he assumes the same 7,300 MW import capability as in his analysis of economic capacity. He reports that Exelon’s and PSE&G’s pre-merger shares of capacity in PJM-East are 16.8 and 24.0 percent, respectively, and that the merger would increase market concentration from 1,127 to 1,932 HHI, well above the Commission’s screening threshold for highly concentrated markets. For capacity markets, he assumed the same 7,500 MW import capability. He reports that Exelon’s and PSE&G’s pre-merger shares of capacity in Expanded PJM are 15.0 and 8.0 percent respectively and that the merger would increase market concentration from 687 to 926 HHI, within the Commission’s screening threshold for moderately concentrated markets.
151. As described above, Applicants commit to divest 2,900 MW of capacity in PJM-East in order to address the peak and screen failures identified in the analysis of economic capacity in PJM-East. Therefore, they state that they will need to mitigate an additional 2,400 MW of capacity, which they refer to as the “Capacity Mitigation Amount.” Applicants propose bidding into the PJM monthly and annual Planning Year capacity auctions the lesser of the Capacity Mitigation Amount or the entire net Unforced Capacity Position in PJM less 100 MW.109
152. Applicants note that PJM is restructuring its capacity market, which may change relevant geographic capacity markets that could be affected by the merger. They commit to make a filing with the Commission 30 days after the closing of the merger in which they will make any necessary adjustments to their capacity market mitigation and will demonstrate the effect of that mitigation on PJM’s restructured capacity markets.
153. Exelon’s witness, Dr. Hieronymus, analyzes the effect of the merger, given Applicants’ proposed capacity mitigation, and finds that the merger does not harm competition in the PJM capacity markets. For PJM-East, with mitigation, market concentration is 1,380, within 100 HHI of the pre-merger concentration, within the Commission’s tolerance for moderately concentrated markets. For Expanded PJM, with mitigation, the capacity market is unconcentrated. Dr. Hieronymus concludes that Applicants’ proposed mitigation eliminates any harm to competition indicated by the screen failures in his analysis of PJM capacity markets.

109	Applicants explain that they may not have the full 2,400 MW available to bid into the PJM-East capacity market because the capacity might otherwise be committed. They state that they need to retain a small amount of uncommitted capacity in order to hedge the risk of fluctuations in their POLR obligation. Application at 39.

Docket No. EC05-43-000	54
154. PSE&G’s witness, Mr. Frame, also finds that the proposed mitigation would eliminate the harm to competition in PJM capacity markets indicated by the screen failures. In his analysis of the PJM-East capacity market, he concludes that 4,614 MW of capacity would need to be divested in PJM-East and that no divestiture is necessary in Expanded PJM in order to restore market concentration to within the Commission’s tolerance level. Therefore, he finds that the proposed 5,300 MW of capacity mitigation more than offsets the harm to competition resulting from the merger.
2.	Protests
155. FirstEnergy argues that Applicants would own around 60 percent of the capacity and they could use that capacity to raise prices and otherwise exercise market power. Therefore, FirstEnergy states that that the Commission should direct Applicants to file an analysis of the effects of the forthcoming capacity markets, which are subject to redesign by PJM, and explain how Applicants’ proposed mitigation will effectively deter the exercise of market power in those markets. In the alternative to a follow-up filing, FirstEnergy states that the Commission should set this matter for hearing.
156. First Energy’s witness, Ms. Frayer, also reviewed and assessed Applicants’ proposed capacity market mitigation, and concluded that Applicants’ proposal is inadequate to mitigate their post-merger market power in PJM capacity markets. Ms. Frayer finds that Applicants would need to divest up to an additional 4,650 MW (above the 2,900 MW that Applicants have committed to divest) to mitigate market power in the PJM-Expanded capacity market, after the commencement of the single capacity market in June 2005. She also finds that Applicants would need to divest up to an additional 2,721 MW (above the 2,900 MW that Applicants have committed to divest) to mitigate market power in the PJM-East capacity market, after the establishment of local capacity markets.
3.	Applicants’ Answer
157. Regarding Applicants’ proposed capacity market mitigation, protestors argued that despite their commitment to bid up to 2,400 MW of capacity into the PJM daily capacity auction at a zero price, Applicants could still have incentive to withhold any other capacity in order to drive up the market-clearing price. In response, Applicants have committed to bid all of their uncommitted capacity at zero, which, they assert, will remove any economic incentive they may have had to withhold capacity in order to increase the market clearing price.

Docket No. EC05-43-000	55
4.	The PJM MMU Study
158. The PJM MMU stated that it analyzed the aggregate capacity market as well as defined locational capacity markets. It analyzed the aggregate capacity market using actual market data and total capacity. It analyzed locational capacity markets using total and incremental capacity, where incremental capacity includes only those units whose increased output would relieve the relevant transmission constraint. The PJM MMU notes that the structure of the capacity market makes for an extremely inelastic demand curve for capacity, and one needs to account for this fact in an analysis of the competitive impacts of the proposed merger.
159. The PJM MMU found the pre-merger PJM capacity credit markets to exhibit moderate levels of concentration in the daily capacity credit market and high levels of concentration in the monthly and multimonthly capacity credit markets. It found the average HHI for the daily capacity credit market to be 1,233 with a minimum of 820 and a maximum of 2,500. HHIs for the longer term monthly and multimonthly capacity credit markets averaged 2,125 with a minimum of 841 and a maximum of 4,151. The PJM MMU found the post-merger HHI in the daily capacity credit market to average 1,389, an increase of 156 points from the pre-merger value. Post-merger HHIs for the monthly and multi-monthly capacity credit market averaged 2,149, for an increase of 24 points from the pre-merger average.
160. The PJM MMU also evaluated the market structure for total capacity in the aggregate PJM market, and the PJM East and PJM Mid-Atlantic regional capacity markets. The results showed that the merger caused HHI increases of 314 and 241 points for the Total PJM pre- and post-Dominion markets, respectively, 501 for the PJM Mid-Atlantic market, and 1,120 to 1,810 points for the PJM East market, depending on assumptions made for imports. The results also showed that post-merger market concentration is moderate in total PJM and PJM Mid-Atlantic, and high in PJM East, and that there is a single pivotal supplier in every case.
161. The PJM MMU states that, given the potential for a locational capacity market in eastern PJM, it performed an additional analysis for this market to more accurately reflect the incremental way in which a locational capacity market would clear. The results of the locational incremental analysis for eastern PJM show the pre-merger HHI to be in the moderate range with a single pivotal supplier. The proposed merger resulted in an HHI change of over 100 points.
162. The PJM MMU found that the proposed merger results in an HHI increase that exceeds the threshold specified in the Merger Guidelines for both the aggregate and local capacity markets. The merger therefore raises concerns about potential adverse competitive effects, absent mitigation. The PJM MMU states that the merging companies’ proposal to offer capacity at a zero price represents a from of behavioral

Docket No. EC05-43-000	56
mitigation that would resolve the issue if properly structured. It states that the companies’ proposal must be structured so that it would provide the required mitigation for a variety of capacity market designs, given the current uncertainty about the ultimate design. If the capacity market were restructured so that all participants were required to offer all capacity into the market, it explains, the companies’ proposal would have to cover all capacity offered to the market (where the market would include the monthly and multi-monthly auctions, as well as the daily market).
5.	Protestors’ Responses to Applicants’ Answer and the PJM MMU Study
163. First Energy argues that Applicants proposal to bid all of their capacity at $0 will give them incentive to sell their capacity in the monthly (“term”) market for capacity, thus rendering their capacity mitigation ineffective. Moreover, FirstEnergy argues that the PJM MMU has expressed serious concerns about market power in PJM capacity markets. Therefore, FirstEnergy requests that the Commission condition the merger on Applicants not acquiring any additional generation within PJM until two years after the implementation of the restricted capacity markets, and on Applicants submitting a compliance filing once PJM’s capacity design is restructured, showing that they do not have market power in relevant capacity markets.
164. NJBPU argues that plant retirements can be a form of withholding to increase capacity market prices in a manner that would be profitable for the merged entity, but that would be riskier and less or unprofitable for PSE&G on a standalone basis. It states that the PJM MMU shares the concern that retirement may be a form of withholding. PJM itself is struggling with this issue and has not yet set policy much less had implementation experience. NJBPU discusses retirement policy including the need for a policy to “ensure that retirements are not used to exercise market power,“and PJM’s need for a “clear retirement policy,” with a “test for market power”.110
6.	Applicants’ Answer to Protestors’ Responses to Applicants’Answer and the PJM MMU Study
165. With respect to capacity markets, Applicants argue that the PJM MMU study effectively endorses Applicants capacity market mitigation. The PJM MMU study concludes that the proposal to offer capacity at a zero price represents a form of behavioral mitigation that would resolve the capacity market power issue if properly structured. Applicants note the PJM MMU’s concern that this mitigation might not work

110	NJBPU Response at 16, Generator Retirement WG, Joseph Bowring, PJM Market Monitoring Unit Manager. May 11, 2004.

Docket No. EC05-43-000	57
for other capacity market structures adopted by PJM in the future. In response, Applicants note that they have committed to proposing a new capacity market mitigation plan for the Commission’s approval 30 days after the closing of the Merger, when the details of the new PJM capacity markets should be known.
166. Applicants also dismiss Ms. Frayer’s assertion that they will circumvent their zero-bid proposal in the daily capacity market by bidding into term capacity markets. Applicants state that to the extent that they attempt to increase the term market price by withholding capacity from that market, the other market participants will know that the Applicants are required to offer their uncommitted capacity into the daily capacity market at a price of zero. As a result, if the price in the term markets were to exceed competitive levels as a result of withholding by the Applicants, participants in those markets can simply refuse to purchase term capacity from Applicants and instead purchase the capacity that the Applicants must offer into the daily market at a price of zero. Thus Applicants state that the requirement to bid capacity into the daily market at a price of zero mitigates market power in both the daily and term capacity markets.
7.	Commission Determination
167. Applicants have shown that the merger, with the mitigation proposed, will not harm competition in any relevant capacity market. In addition to the physical divestiture of 4,000 MW of generating capacity, Applicants have committed to bid all of their uncommitted capacity at zero. Therefore, they will have no ability to withhold capacity in order to increase the market clearing price. As noted by the PJM MMU, Applicants’ proposal to offer capacity at a zero price represents a form of behavioral mitigation that would resolve the capacity market power issue if properly structured. We share the PJM MMU’s concern that this mitigation might not work for other capacity market structures adopted by PJM in the future. Therefore, when the Commission approves a new capacity market for PJM, we will require Applicants to submit a new analysis of the merger’s effect on the PJM capacity market and, if the analysis shows that the merger-related harm to competition is not fully mitigated, propose a new mitigation plan for the Commission’s approval within 30 days of any such approvals.

Docket No. EC05-43-000	58
     D. Ancillary Services
1.	Applicants’ Analysis
168. Applicants state that the merger will not harm competition in any relevant ancillary services markets. They state that PJM does have markets for spinning reserves and regulation services, and therefore analyze competition in those markets. Dr. Hieronymus states that Exelon and PSE&G have 6 and 39 percent shares of the Mid-Atlantic spinning reserve capability, respectively.111 He estimates that the market is moderately concentrated with a merger-related increase of 507 HHI. He finds that a divestiture of 147 MW of spinning reserve capacity would be necessary to bring the effect of the merger within the Commission’s tolerance level. Dr. Hieronymus concludes that Applicants’ proposed divestiture of 2,900 MW of fossil-fired generation capacity, some of which is capable of providing spinning reserves, will sufficiently mitigate the merger-related harm to competition in the spinning-reserve markets. PSE&G’s witness, Mr. Frame, comes to the same conclusion, based on his review of the available PJM data.
169. Dr. Hieronymus also reviews the most recent available data for the PJM regulation market. He reports that the market is moderately concentrated, with Exelon and PSE&G holding 13 and 12 percent shares of the 2,011 MW of regulation-capable capacity in the Mid-Atlantic zone of PJM respectively. Therefore, the merged firm will have approximately 25 percent of the regulation-capable capacity (approximately 500 MW) in PJM Mid Atlantic Area Council (PJM MAAC), more than half of which is pumped-storage capacity, which he argues is generally an uneconomic source of regulation. He notes that the merged firm will not be a pivotal supplier of regulation services because there are more than 1,500 MW of competing supply able to serve a peak load of approximately 700 MW. He concludes that the merger will not harm competition in the PJM regulation market. PSE&G’s witness, Mr. Frame, notes that the 2003 PJM Market Monitor Unit Report states that within PJM MAAC, there are 113 generating units capable of providing 2,011 MW of reserve capacity, and that in 2003, regulation requirements in PJM MAAC ranged from 220 MW to 750 MW. He concludes that because the regulation market demand can be met more than two times over by alternative suppliers at the peak, and by a far greater amount during the off-peak, the merger will not harm competition in the PJM regulation market.

111	He estimates the total market capability for spinning reserves in the Mid-Atlantic market as 3,033 MW, with Exelon and PSEG have 196 and 1,191 MW of spinning-reserve capable capacity, respectively. The numbers are from the 2001 PJM Market Monitoring Unit Report on Spinning Reserve Market.

Docket No. EC05-43-000	59
170. Mr. Frame describes the ancillary services markets in PJM and states that there are two spinning reserve products offered in PJM: Tier 1 and Tier 2. He states that Tier 1 spinning reserves are provided by the unloaded capacity of steam generating units that have been bid into the PJM energy market, but have not been called on to produce energy. He concludes that because the provision of Tier 1 spinning reserves is essentially a by-product of participating in the energy markets, the merger’s effect on competition in the Tier 1 spinning reserves market will not materially differ from the merger’s effect on competition in energy markets. He concludes that because Applicant’s proposed divestiture will mitigate any merger-related harm to competition, it will also mitigate any harm to competition in the Tier 1 Spinning PJM reserve market.
171. Mr. Frame states that Tier 2 spinning reserves are used when Tier 1 reserves are exhausted, and, historically, have been provided by hydroelectric units and combustion turbines with condensing capacity. He states that PSE&G and Exelon currently control 1,191 and 196 MWs of capacity capable of providing Tier 2 spinning reserves within the MAAC region of PJM, respectively.112 He argues that the Applicants’ proposed divestiture will likely offset any merger-related increase in the concentration of the Tier 2 spinning reserves market, because Applicants plan to divest more than 196 MWs of generation capacity capable of providing Tier 2 spinning reserves, so the merged firm will have a smaller share of the market than PSE&G’s pre-merger share.
172. FirstEnergy questions Applicants’ conclusion that the merger will not adversely affect competition in ancillary services markets. FirstEnergy’s witness, Ms. Frayer, argues that Dr. Hieronymus has not supported his assertion that regulation and spinning reserves prices are intrinsically linked to energy market prices. She further argues that, because Applicants have not specified the exact units that will be divested, it is premature to conclude that the proposed mitigation plan for energy also satisfies ancillary services market concerns.
2.	PJM MMU Study
173. The PJM MMU states that its merger analysis focuses on the Mid-Atlantic Regulation Market as the spinning reserves market most likely to be affected by the merger. It states that its results are based on 12 months of actual spinning reserves market data through March 31, 2005.

112	Mr. Frame notes that Tier 2 spinning reserves is procured on a cost basis in other PJM regions.

Docket No. EC05-43-000	60
174. The PJM MMU calculated hourly HHI values based upon regulation offered, regulation offered and eligible, and regulation assigned as follows: Average HHI for pre-merger regulation offered — 1,692; Average HHI for regulation offered and eligible — 1,772; and Average HHI for regulation assigned — 2,497. The post-merger analysis is based on actual regulation market data for the twelve months that ended March 31, 2005, modified to combine the ownership of PSE&G and Exelon resources into a single company. The average post-merger HHI for regulation offered was 1,795, for a change of 103 points, for regulation offered and eligible it was 1,900, for a change of 128 points, and for regulation assigned it was 2,628, for a change of 131 points.
175. The PJM MMU states that the analysis of the regulation market shows that the proposed merger results in an increase in HHI that exceeds the increase specified in the Merger Guidelines. It states that the proposed merger would significantly increase concentration in the regulation market as defined by these metrics and the standards of the Merger Guidelines and therefore raises concerns about potential adverse competitive effects, absent mitigation. It bases its conclusion on the 128 point increase in average HHI for offered and eligible regulation. The PJM MMU states that mitigation of the merger effects could be provided by an application of existing PJM market rules to the PJM Mid-Atlantic Regulation Market; the merged company could agree to offer its regulation capability into the market at cost-based levels. It states that as an alternative, the merged company could agree to offer its regulation capability into the market at cost-based rates. The PJM MMU further notes that the anticompetitive effects of the merger could be mitigated by divestiture of regulation resources in the Mid-Atlantic Regulation Market, but that it is not possible to evaluate the Applicants’ proposed divestiture plan without knowing which units would be divested.
176. The PJM MMU states that its merger analysis focuses on the Mid-Atlantic Regulation Market as the spinning reserves market most likely to be affected by the merger. Its results are based on 12 months of actual spinning market data through March 31, 2005. The PJM MMU analyzed the Tier 2 spinning reserve market (where Tier 2 resources include units that are backed down to provide spinning capability and condensing units synchronized to the system and available to increase output). It found the pre-merger average HHI to be 4,651 and the average post-merger HHI to be 4,671, a change of 20 points. The PJM MMU states that the proposed merger results in an increase in the HHI that is less than that specified in the Merger Guidelines, and that the merger does not raise competitive concerns in the spinning reserves market. The PJM MMU’s analysis differs in two ways from the Commission’s Delivered Price Test. Its analysis includes all regulation capability offered into the market without regard to cost. In addition, its analysis includes all regulation offered by each supplier, while the Delivered Price Test uses the gross supply by participants net of their load obligation.

Docket No. EC05-43-000	61
3.	Commission Determination
177. We recognize that ancillary service market data are not as readily available as that for energy and capacity markets. As such, we find Applicants’ reliance on the PJM Market Monitor Reports to be a reasonable way of analyzing the effect of the merger on competition in those markets. Moreover, while pivotal supplier and market share analyses are not part of the Commission standard review in section 203 cases, we find them informative here, given the lack of sufficient data for complete analysis of the merger’s effect on the ancillary service market concentration.
178. We find that the merger, as mitigated, will not harm competition in PJM ancillary services markets. Applicants have shown that there are numerous supply alternatives in the PJM ancillary services market. In addition, the divestiture of fossil units in PJM will include units capable of providing spinning reserves and regulation services. Applicants’ analysis shows that their proposed divestiture will reduce their control of capacity able to supply ancillary services to less than the pre-merger level, under reasonable assumptions regarding the units that are ultimately divested. In addition, the PJM MMU found that the anticompetitive effects of the merger could be mitigated by divestiture of regulation resources in the Mid-Atlantic Regulation Market, where almost all of the fossil units Applicants have proposed divesting are located. Regarding FirstEnergy’s concern that it is premature to conclude that the proposed mitigation plan for energy also satisfies ancillary services market concerns because Applicants have not specified the exact units that will be divested, as we stated regarding the mitigation for energy markets, Applicants have committed to provide an analysis of the merger’s effect on competition, based on the actual acquirers of the actual divested assets, once they are known. We rely on that commitment in making our finding that the divestiture adequately mitigates any merger-related harm to competition in the relevant ancillary services markets. If the analysis shows that the merger’s harm to competition has not been sufficiently mitigated, we will require additional mitigation at that time.

Docket No. EC05-43-000	62
     E. Vertical Market Power Issues
1.	Applicants’ Analysis
179. Applicants address the effect of combining their transmission and generation assets. They state that the only transmission owning entities involved, ComEd, PECO, and PSE&G, have all transferred operational control over their transmission facilities to the PJM RTO. Applicants state that the Commission has held on a number of occasions that such a transfer to a fully-functioning, Commission-approved RTO addresses the possibility of abuse of transmission market power.113
180. Applicants also address the concern that the transaction will allow them to obtain some control over the PJM decision-making process. They state that the transaction will have no effect on the makeup of PJM’s independent Board of Directors. Applicants further state that with respect to the Members, Reliability, and Electricity Market Committee, PECO, the voting member for Exelon, and PSE&G, the voting member for PSE&G, are both in the Transmission Owners sector, which has a 20 percent voting interest in the committees. Applicants expect that the transaction will result in the Exelon and PSE&G votes combining into a single vote, increasing EE&G’s voting interest from 10 percent (the current share for each of PECO and PSE&G) to 11 percent. They argue that this increase of 1 percent in a voting sector that has a total 20 percent voting interest is de minimis. They also note that even this change will be negated if Dominion Virginia Power joins the Transmission Owner Sector.
181. Applicants state that, with respect to the PJM East Transmission Owner’s Agreement, voting rights are counted both based on individual members and on a weighted basis. A two-thirds vote in each category is required to approve all major changes, and at least three opposition votes are required to defeat any major change. They state that EE&G’s increased share of individual member votes will be de minimis, going from one-in-nine to one-in-eight under the PJM East Transmission Owner’s Agreement, and from one-in-14 to one-in-13 if the East, West, and South Transmission Owner’s Agreements are consolidated into a single agreement, as is currently under consideration. Applicants note that EE&G’s weighted share will go up more significantly, but provisions limiting the weighted vote of an individual transmission owner to a maximum of 25 percent and requiring a two thirds vote on each an individual and a weighted basis protect other transmission owners from EE&G’s increased weighted share. EE&G will not be able to veto any proposed TOA changes because at least three individual votes are required for such block.

113	Application at 44 citing Ameren Corp., 108 FERC at P 61.

Docket No. EC05-43-000	63
182. Applicants also address the effect of combining their natural gas distribution and electric generation assets. PECO provides natural gas distribution service to only one electric generator, a 28 MW facility owned by Merck.114 They note that there are two other independent generators in PECO’s service area, but these generators take service directly from an interstate natural gas pipeline. Furthermore, they argue that newly built generation facilities could readily avoid PECO’s small service area or connect directly to an interstate pipeline.115 They state that PSE&G’s natural gas distribution system serves eight current or former generating facilities in New Jersey under contract with the utility, as well as two merchant generators (the Tocso plant and the Williams Red Oak plant). They note that the latter facilities are served by PSE&G under long-term natural gas transportation contracts or discounted tariffs.116 Applicants further state that both companies provide natural gas distribution services to affiliated generation facilities.
183. Applicants’ witness, Dr. William Hieronymus, states that no vertical market power concerns arise as a result of the transaction’s combination of natural gas distribution facilities and electric generation assets. This is because new generation can connect to one of EE&G’s Local Distribution Companies (LDCs) or directly interconnect with a pipeline system, so the local distribution company cannot impede entry by other competitors. Dr. Hieronymus further states that the simple ownership of LDCs’ operations does not allow Applicants to self-deal or use other means of using gas LDCs to favor affiliated activities. He notes that distribution tariffs are regulated by the state public utility commissions, which impose open access distribution requirements. Further, the ability to earn even ceiling rates in distribution tariffs is frequently constrained by bypass alternatives or the existence of long-term contracts.

114 Application at 46.

115 Id. at 46-47.

116 Id. at 47.

Docket No. EC05-43-000	64
184. Dr. Hieronymus states that other vertical concerns are not present because both Pennsylvania and New Jersey have in place codes of conduct between gas and electric affiliates; both utilities are governed by the Commission’s Order No. 2004;117 and the amount of generation served is so small that knowledge of customers’ operations is of no commercial value to electric generators. He conducted the analysis required under section 33.4 of the Commission’s regulations, analyzing the downstream markets for PJM East, PJM Pre-2004, and Expanded PJM. He notes that the Commission has found that market power in both the upstream natural gas market and the downstream electric market is necessary for a vertical market power problem. After accounting for Applicants’ mitigation commitments, he found that neither the PJM Pre-2004 nor the Expanded PJM downstream markets are highly concentrated post-merger. However, the PJM East market remains highly concentrated post-mitigation,118 so he analyzed the PJM East upstream market, consistent with the Commission’s regulations.119 He found this market not to be highly concentrated and concludes that competitive conditions will not be conducive to a vertical foreclosure strategy.
185. PSE&G’s witness, Mr. Frame, also concludes that the combination of Applicants’ natural gas and electric generation resources would not harm competition. He states that neither Exelon nor PSE&G owns any interstate natural gas pipelines and that the natural gas facilities owned by their affiliated LDCs are available to electric generators on a state regulated open access basis.

117	Standards of Conduct for Transmission Providers, Order No. 2004, FERC Stats. & Regs., Regulations Preambles ¶ 31,155 (2003), order on reh’g, Order No. 2004-A, III FERC Stats. & Regs. ¶ 31,161 (2004), 107 FERC ¶ 61,032 (2004), order on reh’g, Order No. 2004-B, III FERC Stats. & Regs. ¶ 31,166 (2004), 108 FERC ¶ 61,118 (2004), order on reh’g, Order No. 2004-C, 109 FERC ¶ 61,325 (2004), order on reh’g, Order No. 2004-D, 110 FERC ¶ 61,320 (2005).

118	Hieronymus testimony at 72.

119	Revised Filing Requirements, FERC Statutes & Regulations ¶ 31,111 at 31,904.

Docket No. EC05-43-000	65
2.	Protests
186. The AAI asserts that membership in an RTO is not sufficient to ensure that sellers will not be able to exercise vertical market power through their ownership of transmission, citing a show cause order in which the Commission initiated an investigation of Exelon regarding alleged sharing of non-public information regarding maintenance outages.120
187. No party contests Applicants’ description of the PJM governance structure. The PHI Companies assert, however, that EE&G might be positioned to exert undue influence on the PJM RTO as a result of its holding the largest transmission investment in PJM.
188. Protesters dispute Applicants’ claim that they will not be able to exercise vertical market power in the natural gas market. Direct Energy asserts that Applicants’ analysis is flawed for two reasons. First, Applicants use data that incorrectly represents interstate pipeline capacity deliverable to relevant markets, and says Applicants omitted capacity served in eastern Pennsylvania (in PJM East) in their calculation of Columbia Gas Transmission and Texas Eastern Transmission pipeline’s deliverability from Pennsylvania to New Jersey and from New Jersey to Delaware, respectively. Direct Energy claims that as a result, Applicants have understated Columbia Gas and Texas Eastern’s contribution to the PJM East gas market. Direct Energy also claims that Applicants have overestimated the size of the PJM gas market by incorrectly counting as deliveries in PJM gas that goes through PJM, but is ultimately delivered in New York and New England. Direct Energy’s witness, Dr. Briden, states that as a result, Applicants’ analysis understates the concentration in the upstream natural gas market, which he claims will be highly concentrated after the merger.121
189. The POCA expresses concern regarding EE&G’s 35.6 percent share of natural gas transportation capacity in the PJM East market. It states that with one party controlling a substantial amount of a capacity in such a constrained market, the exercise of market power could result in significantly increased gas costs to other LDCs and marketers in that market.122 The Commission should examine the amount of capacity that EE&G

120	AAI Protest at 17, citing Exelon Corporation, PECO Energy Company, Exelon Generation Company, L.L.C., and Exelon Power Team, Show Cause Order, 97 FERC ¶ 61,009, October 3, 2001.

121	Briden Testimony at 7-8.

122	POCA Protest at 22-23.

Docket No. EC05-43-000	66
would hold on individual pipelines, as many LDCs in the Northeastern markets are captive to one or two pipelines. EE&G may be able to withhold capacity and raise natural gas prices.
190. The Division of the Ratepayer Advocates also expresses dissatisfaction with Applicants’ analysis of the natural gas market. Division of the Ratepayer Advocate states that the Application does not address horizontal market power issues that may result from the merger of the PHI Companies’ and PSE&G’s gas capacity assets, the potential for aggregating additional power by providing asset management services for third parties, or the effect of such activities on various markets. Division of the Ratepayer Advocate says that with the Applicants holding 35.6 percent of available capacity in the PJM East market area, any additional control of gas capacity resources (for example, through asset management agreements) would place the Applicants in a position to exert market power through various actions.123 Division of the Ratepayer Advocate’s witness, LeLash, further states that Applicants fail to provide information concerning the control of storage capacity held by the entities holding the interstate transportation entitlements.124 The City of Philadelphia echoes the concern that Applicants could abuse their market power in the transportation of natural gas to gain a competitive advantage in the relevant natural gas distribution markets.125
191. Three protesters (FirstEnergy, Direct Energy, and POCA) express concerns that concentration in the upstream and downstream markets may allow the exercise of market power. FirstEnergy states that post-mitigation, the upstream PJM East market is at least moderately concentrated and the PJM East downstream market is highly concentrated. Direct Energy adds that because both the upstream and downstream markets will be highly concentrated after the merger, the proposed merger raises vertical market power concerns for which Applicants offer no mitigation.”126 Direct Energy’s witness, Dr. Briden, suggests mitigation in the form of a transfer of a share of Applicants’ natural gas pipeline capacity to third party marketers not affiliated with Applicants. The POCA states that Applicants should not dismiss as irrelevant the failure to pass the downstream portion of the vertical market power test (in PJM East), because the ability to affect

123	Division of the Ratepayer Advocate Protest at 16.

124	LeLash Testimony at 4.

125	City of Philadelphia Protest at 7.

126	Direct Energy Protest at 8.

Docket No. EC05-43-000	67
electricity prices through the control of natural gas supply or delivery could result in increased prices to all consumers, particularly since gas-fired plants operate on the margin and often set the market-clearing price in PJM.
3.	Applicants’ Answer
192. Applicants reply to AAI’s protest by stating that the Commission never found any violations in the proceedings that AAI cite. They conclude that AAI has presented no basis for concluding that the Commission should change its policy regarding RTO membership. They similarly dismiss, as mere speculation, the PHI Companies’ assertion that Applicants will be able to exert influence on PJM.
193. Applicants address concerns regarding the effect of the merger on the upstream natural gas market by restating their assertion that the transaction will not create a new situation where the combined entity could increase electric prices by denying gas supplies to other participants. Applicants state that because of their substantial divestiture commitment, they will have less Available Economic Capacity in the downstream electric market than they do today and that the upstream market will not be highly concentrated post-merger. Applicants’ witness, Dr. Hieronymus, answers protests that he calculated the HHI incorrectly by stating first that capacity that is bound for New York or New England is often sold into PJM East. Further, Dr. Hieronymus states that Direct Energy calculated upstream HHIs incorrectly by failing to remove Applicants’ northern-bound capacity in their calculations. He also states that Dr. Briden incorrectly calculates “others” share in the HHI calculations as the sum of their market shares, quantity squared, as opposed to the sum of the squares of the individual market shares. Correcting for these errors, he states, the upstream HHI is 1,651, so there are no vertical market power concerns.127
194. Applicants address protesters’ concerns regarding the storage market by stating that Applicants own no storage capacity and contract for relatively small amounts (less than 12 percent) of PJM’s storage capacity. They state that because their share of storage capacity is smaller than their share of pipeline capacity, the storage market raises no vertical concerns.

127	Hieronymus at 45.

Docket No. EC05-43-000	68
4.	Protestors’ Response to Applicants’ Answer
195. With regard to natural gas, the NJBPU states that it is concerned that the availability of spot market, short-term interruptible transportation in a market with peak period deliverability constraints is inadequate for new generation project developers and their lenders. It further argues that the Commission must decide whether the total pipeline capacity controlled by the Applicants will serve as a barrier to entry.128
196. Direct Energy repeats its claim that Applicants overstated the size of the PJM East natural gas market. With respect to the purported error in the “others” category of his HHI calculation, Direct Energy witness Briden states that Dr. Hieronymus made the same mistakes in Exhibit J-16 of his original testimony.
197. With regard to electric transmission, the NJBPU agues that Applicants’ membership in PJM does not, by itself, ensure that their ownership and control of major electric transmission systems cannot be used to favor affiliated generation or hinder competing suppliers. The NJBPU remains concerned that influence in favor of corporate objectives may skew the projects that are built and stymie competing projects that could help other suppliers.
5.	Commission Determination
198. Applicants have shown that the combination of their generation and transmission facilities will not harm competition. Applicants have, pre-merger, transferred operational control over their transmission facilities to PJM, and the Commission has held, on a number of occasions, that such transfer mitigates the ability to use control of transmission assets to harm competition in wholesale electricity markets. We agree with Applicants that AAI’s protest does not provide a basis for concluding that the Commission should change its policy regarding RTO membership.129
199. Applicants have shown that that the proposed merger will not allow them to control PJM. While no party contests Applicants’ description of PJM’s governance structure, the PHI Companies speculate that Applicants might be able to exert “undue influence” on PJM as a result of holding the largest transmission investment in PJM. However, it does not explain how this would happen.

128	NJBPU Response at 19.

129	See, e.g. AEP/CSW at 61,788.

Docket No. EC05-43-000	69
200. Applicants have shown that the combination of their generation and natural gas distribution facilities will not harm competition. In Order No. 642, we stated that in order for a merger to create or enhance vertical market power, both the upstream and downstream markets must be highly concentrated.130 Applicants’ witness, Dr. Hieronymus, has shown that, given the mitigation, the downstream markets are not highly concentrated after the merger. Moreover, he has shown that the upstream market is not highly concentrated. Applicants have shown that protesters’ claims to the contrary result, in part, from selective omission of relevant capacity, an assertion that protesters do not counter. Dr. Hieronymus’ Exhibit J-16 clearly shows the “others” market share to be 16.7 percent, and their contribution to HHI to be 19. Had he used the calculation method Dr. Briden attributes to him, his contribution to HHI for “others” would have been 279 points, not 19.
201. We disagree with NJBPU’s assertion that Applicants will be able to foreclose new generation entry. Neither company owns interstate pipeline facilities, so this is not a convergence merger comparable to those in which the Commission has identified vertical market power issues as a result of the combination of electric and gas utilities. While Applicants do own natural gas LDCs through PECO and PSE&G, they do not own interstate transportation facilities. Potential entrants seeking fuel supplies can opt for a direct connection to the interstate pipelines serving the relevant markets rather than Applicants’ LDCs. Therefore, the merger does not give Applicants the ability to impede entry of gas-fired generating facilities.
202. Applicants have also shown that their presence in the natural gas storage market is small enough not to raise competitive concerns here. Applicants do not own storage facilities, and estimate their contracted share of the storage market to be less than 12 percent. Therefore, they would have little ability to influence downstream electricity prices.
203. With regard to the POCA’s and the Division of the Ratepayer Advocates’ concerns regarding horizontal effects in the natural gas market, we note that, under section 203 of the FPA, we consider the effects of an increase in concentration in the upstream market to the extent that it could harm competition in wholesale electricity markets. Here, as noted above, Applicants have shown that both the upstream and downstream markets are not highly concentrated, thus the horizontal upstream combination will not harm competition in the relevant downstream wholesale electricity markets.

130	Order No. 642 at 31,911 (emphasis added).

Docket No. EC05-43-000	70
     F. Effect on Rates
1.	Applicants’ Analysis
204. Applicants state the transaction will not adversely affect the rates for any wholesale power or transmission customers. First, Applicants commit to hold transmission customers harmless from any increase in Commission-jurisdictional transmission rates to the extent that such costs exceed demonstrated savings related to the transaction. Applicants further state that no wholesale power rates will be affected because, of the three franchised utilities involved in the merger (ComEd, PECO and PSE&G), only ComEd has any wholesale requirements customers, and Applicants commit to hold ComEd’s customers harmless from any merger-related costs that exceed demonstrated merger-related benefits. Exelon and PSE&G’s remaining customers are charged market-based rates that will not be affected by the seller’s cost of service and, thus, will not be affected by the merger.
2.	Protests
205. The POCA says that the PJM OATT would allow the Applicants to file surcharges mechanisms or formula rates that might allow transmission rates to increase without reflecting the benefits of the merger.131
206. Dowagiac states that without proper mitigation, consumers will face both power and transmission cost increases as a result of the proposed merger. Dowagiac argues that the proposed mitigation measures are long-term and complex and will allow numerous opportunities for Applicants to exercise market power. It is also skeptical of Applicants’ pledge to protect current consumers from price increases as a result of the proposed merger. Dowagiac states that, regarding the ComEd and PECO merger, ComEd and PECO “pledged not to let financial injury fall on Dowagiac... [which is] now paying SECA charges of $1,107.83/MW- month to ComEd for PJM service.”132 Therefore, based on the current merger proposal and Exelon’s history in past mergers, Dowagiac argues that the Commission should condition the approval of the proposed merger on the fulfillment of all conditions associated with the ComEd and PECO merger. Specifically, Dowagiac requests that Exelon be directed to protect Dowagiac against any possible financial injury resulting from either the current merger proposal or the ComEd/PECO merger.

131	POCA Protest at 33-34.

132	Dowagiac Protest at 5.

Docket No. EC05-43-000	71
3.	Applicants’ Answer
207. In response to protestors’ assertions that the merger would harm wholesale competition in PJM, thus, adversely affecting wholesale electricity rates, Applicants state that they have already addressed those concerns with the proposal to mitigate any merger-related harm to wholesale competition. In addition, in order to address the POCA’s concern that Applicants’ hold harmless commitment is inadequate, Applicants clarify that their hold harmless agreement allows for no surcharge or formula rate that would allow them to recover merger-related costs unless those costs were offset by merger-related savings.133
208. In response to Dowagiac’s protest regarding through-and-out transmission rates related to ComEd’s participation in the PJM RTO, Applicants argue that Dowogiac’s complaints are not related to the merger and should be addressed in Docket No. EL02-111 or another appropriate forum.134
4.	Responses to Applicants’ Answer
209. H-P Energy argues that Applicants should not be able to use the automatic cost recovery provisions of Schedule 12 of the PJM OATT without meeting all of the safeguards and procedures of Schedule 12. They state that the safeguards contained in Schedule 12 ensure that mandatory charges imposed on market participants are just and reasonable, and that Applicants have not justified bypassing any of those Commission-approved safeguards.135
5.	Commission Determination
210. The Commission finds that Applicants have shown that the transaction will not adversely affect wholesale rates. We rely on Applicants’ hold harmless commitment for transmission rates in making this finding. In addition, wholesale power rates will not be adversely affected by the merger because, only ComEd has any wholesale requirements customers and Applicants commit to hold ComEd’s customers harmless regarding any

133	Applicants’ Answer at 74.

134	In Docket No. EL02-111, the Commission opened a section 206 proceeding to investigate the issue of rate pancaking between PJM and the Midwest ISO and to determine whether the transmission rates were just and reasonable.

135	H-P Energy Protest at 18.

Docket No. EC05-43-000	72
merger-related costs that exceed demonstrated merger-related benefits. We rely on Applicants’ hold harmless commitment in finding that wholesale customers’ rates will not be adversely affected by the merger. Applicants’ other wholesale customers are charged market-based rates that will not be affected by the seller’s cost of service and, thus, will not be affected by the merger.
211. We agree with H-P Energy that Applicants should not be able to use the automatic cost recovery provisions of Schedule 12 of the PJM OATT. Applicants shall make the appropriate filings under section 205 of the FPA, related to cost recovery of any transmission expansion projects. Finally, we find that Dowagiac’s arguments regarding through-and-out transmission rates will be addressed in the complaint filed under Docket No. EL02-111.
     G. Effect on Regulation
1.	Applicants’ Analysis
212. Applicants state that the transaction will not adversely affect federal regulation. They state that the transaction will not result in the formation a new holding company under PUHCA that would preempt the Commission’s jurisdiction. They note that the transaction will bring PSE&G into the Exelon registered holding company system, and the Applicants commit to waive the pre-emptive effects of the Securities and Exchange Commission’s jurisdiction on this Commission under Ohio Power.136
213. Applicants state the transaction will not adversely affect state regulation. They have filed for approval from the Pennsylvania Public Utility Commission (PaPUC) and the NJBPU, both of whom will therefore be able to protect their own jurisdiction. Applicants state that while the Illinois Commission does not have jurisdiction over the transaction, it does have jurisdiction to regulate ComEd, and they have filed notice of the transaction with the Illinois Commission. They further state that after the merger is complete, ComEd’s ownership will not change; it will remain an operating company within a registered holding company system. They conclude that the transfer will not have any effect on regulation of ComEd under Illinois law and that ComEd will remain under the jurisdiction of the Illinois Commerce Commission.

136	Ohio Power Co. v. FERC, 954 F.2d 779 (D.C. Cir. 1992)(Ohio Power).

Docket No. EC05-43-000	73
2.	Protests
214. POCA argues that while Applicants submitted their application to the PaPUC, Applicants argued that the PaPUC lacks jurisdiction over this merger and only requested approval of the PaPUC in the alternative. Therefore, POCA requests that the Commission examine the potential adverse impact of the proposed merger on state regulation. Since this proposed merger would create one of the nation’s largest public utility holding companies and presents significant market power issues with a novel and untested mitigation proposal, POCA requests that the Commission investigate all issues related to the proposed merger by establishing further discovery, a hearing and access to further filings to determine if the proposed merger satisfies the Commission’s guidelines and is in the public interest.
215. Citizen Power, et al. raises concerns about the merger’s effect on power markets in general, and, in particular, the NJBPU’s regulatory authority, if the PUHCA is repealed.137
3.	Applicants’ Answer
216. In response to the POCA’s concerns about the effect of the merger on state regulation in Pennsylvania, Applicants argue that the merger will not affect the structure of PECO, the one affected utility that is under the PaPUC’s jurisdiction. They further note that the PaPUC has intervened in the proceeding before the Commission, but has not raised any concerns regarding the effect of the merger on its regulatory authority or requested that the Commission address that issue. In response to Citizens Power, et al.‘s concerns about the effect of the merger on regulation if PUHCA is repealed, Applicants argue that the NJBPU can address any issues related to PUHCA repeal in the merger proceeding before it. In addition, they note that the NJBPU has not requested that Commission assist it on this issue.

137	Citizen Power notes that, because PSEG is headquartered in New Jersey, where it conducts the bulk of its utility business, it is not part of an interstate holding company, and PSEG’s utility transactions are regulated by the New Jersey BPU. Citizen states that if PSEG is “swallowed up” by Exelon, a multi-state holding company, the NJBPU will lose its ability to protect New Jersey customers. Citizen Protest at 5.

Docket No. EC05-43-000	74
4.	Commission Determination
217. We find that the merger will not adversely affect Commission or state regulation. We rely on Applicant’s commitment to follow the Commission’s Ohio Power policy in finding that the merger will not adversely affect Commission regulation. Applicants have shown that the transaction will not harm any state’s ability to regulate any of the merging parties. The merger is subject to review by the NJBPU, who can therefore protect its jurisdictional interests. We note that the PaPUC has intervened in the proceeding before the Commission, but has not requested that the Commission address any issues regarding the effect of the merger on its regulatory authority. Furthermore, the PaPUC, the Illinois Commerce Commission, and the NJBPU will retain regulatory authority over the merged company. We note that none of the affected state commissions have requested that the Commission address the effect of the merger on state regulation.
The Commission orders:
     (A) Applicants’ proposed merger and internal restructuring is hereby authorized, subject to Commission acceptance of the Applicant’s compliance filings, as discussed in the body of this order.
     (B) The foregoing authorization is without prejudice to the authority of the Commission or any other regulatory body with respect to rates, service, accounts, valuation, estimates or determinations of costs, or any other matter whatsoever now pending or which may come before the Commission.
     (C) Nothing in this order shall be construed to imply acquiescence in any estimate or determination of cost or any valuation of property claimed or asserted.
     (D) The Commission retains authority under sections 203(b) and 309 of the FPA to issue supplemental orders as appropriate.
     (E) Applicants shall make any appropriate filings under section 205(a) of the FPA, as necessary, to implement the proposed Transaction.
     (F) Applicants must submit their proposed final accounting within six months of the consummation of the merger. The accounting submission should provide all merger-related accounting entries made to the books and records of PSE&G, along with appropriate narrative explanations describing the basis for the entries.
     (G) Applicants shall make a compliance filing to the Commission within 30 days of the completion of their divestiture, providing an Appendix A analysis of the merger’s effect on competition in energy and capacity markets, given actual plants and

Docket No. EC05-43-000	75
assets divested and the actual acquirers of the divested assets. If the analysis shows that the merger’s harm to competition has not been sufficiently mitigated, Applicants must propose additional mitigation at that time.
     (H) Applicants shall make a compliance filing to the Commission within 30 days of this order showing that they have established an independent monitor to oversee the baseload energy auction and Applicants’ compliance with the terms of the energy contracts; and that they have established a public compliance website the showing how they are complying with the virtual divestiture and other mitigation requirements, including the interim mitigation.
     (I) Applicants shall notify the Commission within 10 days of the date that the merger has been consummated.
By the Commission.
( S E A L )

Magalie R. Salas,
Secretary.